Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

Between

SWEPI LP
(“Seller”)

and

COMSTOCK OIL & GAS, LP
(“Purchaser”)

Dated November 26, 2007

Relating to Oil & Gas Interests in Duval, Jim Hogg and Zapata Counties, Texas

TABLE OF CONTENTS

SECTION 1 – DEFINITIONS / EXHIBITS		5
1.1	Accrued Interest:	5
1.2	Affiliate(s):	5
1.3	Agreement:	5
1.4	Assumed Obligations:	6
1.5	Closing	6
1.6	Effective Time:	6
1.7	Environmental Law:	6
1.8	Exhibits and Schedules:	6
1.9	Known/Knowledge:	6
1.10	Lease:	7
1.11	[Intentionally Left Blank]:	7
1.12	Net Revenue Interest:	7
1.13	Oil & Gas Interests:	7
1.14	Operator:	7
1.15	Retained Obligations:	7
1.16	Seller Group:	8
1.17	Working Interest:	8
1.18	Other Definitions:	8

SECTION 2 – PURCHASE AND SALE			9
2.1	Purchase and Sale of Assets:		9
	2.1.1	Lease(s):	9
	2.1.2	Associated Interests:	9
	2.1.3	Wells:	9
	2.1.4	Facilities:	9
	2.1.5	Easements:	10
	2.1.6	Zapata Office Building:	10
	2.1.7	Contract Rights:	10
	2.1.8	Business Records:	10
2.2	Excluded Assets:		10
	2.2.1	Licensed Data; Seller's IP:	10
	2.2.2	Trade Accounts and Causes of Action:	10
	2.2.3	Third Party Equipment:	11
	2.2.4	Other Excluded Assets:	11
2.3	Assets Subject to Existing Agreements and Legal Requirements:		11
2.4	Purchase Price:		11
2.5	Performance Deposit:		12
2.6	Qualified Intermediary:		12

SECTION 3 – TITLE TO AND CONDITION OF OIL & GAS INTERESTS		13
3.1	Purchaser's Data Review:	13
3.2	Purchaser's Obligations with Respect to the Pre-Acquisition Review:	13
3.3	Material Environmental Defects:	14
3.4	Material Title Defects:	15

3.5	Preferential Rights and Consents to Transfer:	17
3.6	Removal of Oil & Gas Interests: Section 3.3(c)(iii) and Section 3.4(c)	17

SECTION 4 – CLOSING			17
4.1	Closing Conditions:		17
	4.1.1	Purchaser:	17
	4.1.2	Seller:	18
4.2	Time and Place:		18
4.3	Closing:		18
4.4.1	Operations before Closing:		19
4.4.2	Notice of Litigation:		20
4.5	Post Closing Obligations:		20
	4.5.1	Recording & Filing:	20
	4.5.2	Change of Operator:	20
	4.5.3	Notices to Third Parties:	20
	4.5.4	Property Records:	21
	4.5.5	Use of Name:	21
	4.5.6	Accounting Assistance:	22
	4.5.7	Suspense Funds:	22
	4.5.8	Additional Geological and Geophysical Information:	22
	4.5.9	Access to Properties:	22

SECTION 5 – GENERAL REPRESENTATIONS AND WARRANTIES		22
5.1	Seller's Representations & Warranties:	22
5.2	Purchaser's Representations & Warranties:	24

SECTION 6 – ACCOUNTING FOR REVENUE & EXPENSES			26
6.1	Adjustments:		26
	6.1.1	Final Accounting:	26
	6.1.2	Notice to Remitters of Proceeds:	27
6.2	Allocation of Tax Liabilities:		27

SECTION 7 – PURCHASER'S OBLIGATION			28
7.1	Purchaser's Assumed Obligations:		28
	7.1.1	Retained Obligations:	29
7.2	Plugging and Abandonment of Wells, Removal of Facilities:		29
7.3	Environmental Obligations:		29
	7.3.1	Retained Obligations:	30

SECTION 8 – DISCLAIMER OF WARRANTY		30
8.1	Sale "As Is" "Where Is" / Release for Physical and Environmental Condition:	30
8.2	DISCLAIMER REGARDING OIL & GAS INTERESTS:	31
8.3	DISCLAIMER REGARDING INFORMATION:	31
8.4	DISCLAIMER REGARDING ASBESTOS AND NORM:	32
8.5	DISCLAIMER AS TO TITLE TO OIL & GAS INTERESTS AND PIPELINES:	32
8.6	CONSPICUOUSNESS:	32

SECTION 9 – INDEMNIFICATION		33
9.1	Indemnification	33

SECTION 10 – CASUALTY LOSS		36
10.1	Casualty Loss Prior to Closing:	36
10.2	Limitation:	36

SECTION 11 – ADMINISTRATIVE PROVISIONS			36
11.1	Expenses of Sale:		36
11.2	Third Party Rights:		36
11.3	Further Actions:		36
11.4	Assignment:		37
	11.4.1	Assignment of Agreement:	37
	11.4.2	Further Assignment of Oil & Gas Interests:	37
11.5	Notices:		37
11.6	Public Announcements:		38
11.7	Time Limits:		38
11.8	Compliance with Laws & Regulations:		38
11.9	Applicable Law:		38
	11.9.1	DTPA Waiver:	38
11.10	Arbitration:		39
11.11	Severance of Invalid Provisions:		40
11.12	Construction & Interpretation:		40
	11.12.1	Headings for Convenience:	40
	11.12.2	Gender & Number:	40
	11.12.3	Independent Representation:	41
	11.12.4	Section References:	41
11.13	Integrated Agreement:		41
11.14	Binding Effect:		41
11.15	Multiple Counterparts:		41
11.16	Fair Notice Disclosure Statement:		42

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT is dated November 26, 2007 by and between SWEPI LP (“SWEPI”), a Delaware limited partnership (“Seller”), the address for which is 200 N. Dairy Ashford, Houston, Texas 77079, and Comstock Oil & Gas, LP, a Nevada limited partnership, (“Purchaser”), the address for which is 5300 Town and Country Blvd., Suite 500, Frisco, Texas 77034.  Seller and Purchaser are sometimes separately referred to as a “Party” and are sometimes collectively referred to as “Parties”.

WHEREAS, subject to the terms and conditions set forth in this Agreement, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, certain of Seller's interests in oil and gas exploration, development and producing properties located in Duval, Jim Hogg and Zapata counties, Texas.

NOW THEREFORE, in consideration of the mutual promises contained herein, the benefits to be derived by each Party hereunder, and other good and valuable consideration, Purchaser and Seller agree as follows:

SECTION 1 - DEFINITIONS / EXHIBITS

The following terms as used in this Agreement shall have the definitions set forth below:

1.1           Accrued Interest:

Means, with respect to the Performance Deposit, (i) if the Performance Deposit has been deposited into a separate account for purposes of effecting a non-simultaneous like-kind exchange of the Oil & Gas Interests, or for other reasons, the actual interest or investment earnings on such deposit, less actual deposit fees and expenses paid by Seller with respect thereto, or otherwise, (ii) a daily rate equal to the 30-day LIBOR rate quoted in the Money Rates column of the Wall Street Journal.

1.2           Affiliate(s):

Means any person that (a) controls, either directly or indirectly, a Party, or (b) is controlled, directly or indirectly, by such Party, or (c) is, directly or indirectly, controlled by a person that directly or indirectly controls such Party, for which purpose “control” shall mean the right to exercise fifty percent (50%) or more of the voting rights in the appointment of the directors or similar representation of a person, and for which purpose and for the purpose of other provisions of this Agreement, and “person” shall mean any individual, corporation, government, partnership, company, group, authority, association, joint venture, enterprise, trust or other entity.

1.3           Agreement:

Means this Purchase and Sale Agreement together with its attached Exhibits and the operative conveyances and Closing documents, all of which are incorporated into this Agreement for all purposes and as fully as if set forth in the text of this Agreement.

1.4           Assumed Obligations:

Means those responsibilities, obligations, claims and liabilities assumed by Purchaser under Section 7 hereof, subject to the exclusions set forth therein.

1.5           Closing:

Means (i) the execution and delivery of the operative conveyances and other Closing documents evidencing this transaction, and (ii) the payment of the Purchase Price to Seller, and any other amounts to be paid at Closing pursuant to the terms of this Agreement.

1.6           Effective Time:

Means 7:00 a.m. local time where the Oil & Gas Interests are located on October 1, 2007.

1.7           Environmental Law:

Means all applicable federal, state or local laws and regulations concerning or relating to the pollution, protection or restoration of the environment, including, but not limited to, the Clean Air Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), the Federal Water Pollution Control Act, the Safe Drinking Water Act, the Toxic Substance Control Act, the Hazardous and Solid Waste Amendments Act of 1984, the Superfund Amendments and Reauthorization Act of 1986, the Hazardous Materials Transportation Act, the Clean Water Act, the National Environmental Policy Act, the Endangered Species Act, the Fish and Wildlife Coordination Act, the National Historic Preservation Act and the Oil Pollution Act of 1990, as such laws have been and may be amended, replaced or substituted from time to time and all regulations, orders, rulings, directives, requirements and ordinances promulgated thereunder.

1.8           Exhibits and Schedules:

Attached hereto and forming an integral part of this Agreement are Exhibits 1 through 7, which are individually described as follows:

Exhibit 1                        Description of Leases and other Oil & Gas Interests
Exhibit 2                        Form of Assignment and Bill of Sale
Exhibit 3                        Excluded Property
Exhibit 4                        Non-Foreign Affidavit
Exhibit 5                        Guaranty Agreement
Exhibit 6                        Pre-Acquisition Review Plan
Exhibit 7                        Litigation Indemnification Agreement

Schedule 1                     Seller’s Disclosure Schedule
Schedule 2                     Post-Effective Time Operations and Costs Accepted by Seller

1.9           Known/Knowledge:

Whenever a statement regarding the existence (or absence) of any fact in this Agreement is qualified by a phrase such as “to such Party's Knowledge”, “Known to such Party,” or “had actual Knowledge”, the Parties intend that the only information to be attributed to such Party is information actually known to (a) the person in the case of an individual or (b) in the case of a corporation (or other business entity), the current officer and manager who devotes substantial attention to matters of such nature during the ordinary course of his or her employment.  Unless otherwise specifically provided in this Agreement, no Party is represented or obligated to have undertaken a separate investigation in connection with the transaction contemplated in this Agreement to determine the existence (or absence) of any statement or representation qualified by a phrase such as “to such Party's Knowledge”, “Known to such Party” or “had actual Knowledge”.

1.10         Lease:

Means the oil and gas lease(s) (or portion(s) thereof) identified in Exhibit 1 attached hereto.

1.11         Material Adverse Effect:

Means a material adverse effect upon the ownership or operation of the Oil & Gas Interests, taken as a whole, by Purchaser or the ability of Seller to consummate the transactions evidenced by this Agreement.

1.12         Net Revenue Interest:

Means the aggregate fractional or percentage ownership of Seller, immediately prior to the Effective Time, of the right to receive hydrocarbon production (either in-kind or the share of proceeds from sales of hydrocarbon production) from the applicable Leases (excluding non-consent operations), after the deduction of all burdens upon a Lease such as lessor's royalty on production.  Net Revenue Interests are shown for the purposes described in this Agreement in Exhibit 1, but are not warranted as being accurate.

1.13         Oil & Gas Interests:

Means all of Seller's interest in those certain Lease(s), and the lands described therein, and other oil and gas leasehold estates or interests, as set forth in Exhibit 1, together with Seller's ownership or other interest in the building and surface lease described in Section 2.1.6, together with Seller’s ownership and other interests in the well(s), pipeline laterals and other personal property located on the Lease(s) and/or directly related thereto, all as described in Section 2.1, but excluding the Excluded Assets described in Section 2.2.

1.14         Operator:

Means the person, designated or approved as Operator of the Oil & Gas Interests under the terms of the applicable joint or unit operating agreement, if any, or by the appropriate government agency.

1.15         Retained Obligations:

Means those obligations retained by Seller pursuant to Sections 7.1.1 and 7.3.1.

1.16         Seller Group

Means any Affiliate of Seller, and the directors, officers, employees, agents and representatives of Seller or any Affiliate of Seller.

1.17         Working Interest:

Means the aggregate fractional or percentage record title interest and operating rights of Seller in and to each Lease or other oil and gas interest immediately prior to the Effective Time by virtue of which Seller has the right to conduct the operations contemplated by a Lease.  Working Interests are shown for the purposes described in this Agreement in Exhibit 1, but are not warranted as being accurate.

1.18         Other Definitions:

In addition, the following terms are defined in this Agreement in the Section so identified.

Defined Term	Definition found in Section:
Accounting Notice	6.1.1(a)
Accounting Referee	6.1.1(b)
Basic Documents	2.3
Casualty Loss	10.1
CERCLA	1.7
Claim Notice	9.1(c)
Closing Date	4.2
CPR Data Exchange	11.10 3.1
Dispute	11.10
Environmental Defect	3.3(a)
Environmental Obligations	7.3
Excluded Assets	2.2
Final Accounting	6.1.1(a)
Final Accounting Date	6.1.1(a)
Indemnified Party	9.1(d)
Indemnifying Party	9.1(d)
Losses	9.1(a)
Material	3.3(b)
Non-Environmental Claim	9.1(b)
Notice Period	9.1(d)
Performance Deposit	2.5
Pre-Acquisition Review	3.2
Preliminary Accounting	6.1
Purchase Price	2.4
Purchaser Amounts	6.1
Rules	11.10
Seller Amounts	6.1
Title Defect	3.4(a)

SECTION 2 - PURCHASE AND SALE

2.1           Purchase and Sale of Assets:

Seller agrees to sell and Purchaser agrees to purchase, for the consideration recited and upon the terms and conditions contained in this Agreement, the Oil & Gas Interests described in this Section 2.1 and Exhibit 1.  Except for the Excluded Assets listed in Section 2.2 below, upon Closing, Seller shall sell, assign and deliver to Purchaser all of Seller's right, title and interest in, to and under all of the Oil & Gas Interests, including the following assets:

2.1.1        Lease(s):

All of Seller's interest in each Lease (and the land described therein), all of Seller’s rights and obligations comprising the Working Interest and Net Revenue Interest in each Lease, or portion thereof, and other interests in oil and gas leasehold estates or interests described in Exhibit 1 (provided that Seller does not warrant the accuracy of the Working Interest and Net Revenue Interest percentages shown on Exhibit 1) and all rights, privileges and obligations appurtenant to each Lease; and

2.1.2        Associated Interests:

All of Seller's rights and obligations in any pool or unit in which a Lease is included, or arising from any pooling agreement, cooperative agreement, well slot use agreement, unit agreement or operating agreement, and any agreement similar to the foregoing, to the extent that these rights arise from and are associated with a Lease; and

2.1.3        Wells:

All of Seller's right, title and interest in all (i) oil, gas or condensate wells and wellbore(s) (whether producing, not producing or abandoned) and (ii) water source, water injection and other injection and disposal wells and systems, located on a Lease (or lands unitized, pooled or associated with a Lease); and

2.1.4        Facilities:

All of Seller's right, title and interest in all facilities, pipelines, gathering systems, equipment, fixtures, inventory, spare parts, tools and other personal property (but excluding personal computers and peripheral computer equipment and telecommunications equipment, whether or not in current operation, but only if (i) located on a Lease or lands unitized therewith or located on a third party’s property by reason of a pooling agreement, unit agreement, operating agreement or similar agreement, and (ii) used or dedicated exclusively to operations on a Lease or lands unitized or pooled therewith; (but excepting any Excluded Assets listed in Section 2.2 below), it being understood and agreed that the Oil & Gas Interests include the twin out-of-service H2S and CO2 natural gas treating facilities located in the Rosita East Production Area; and

2.1.5        Easements:

All of Seller's right, title and interest in all easements, rights of way, licenses, permits, servitudes, surface leases and similar interests exclusively applicable to or exclusively used in operating a Lease or the wells, platforms or pipelines described above, including but not limited to those listed on Exhibit 1, to the extent assignable or transferable; and

2.1.6        Zapata Office Building

All of Seller’s right, title and interest in and to the building and surface lease located on Highway 16, 26 miles northeast of Zapata, Texas, and the personal property and movables located therein or thereon except for the personal property and movables listed on Exhibit 3; and

2.1.7        Contract Rights:

All of Seller's right, title and interest in the contracts and contractual rights, obligations and interests, to the extent assignable or transferable, insofar as relating to any Lease, and those other contracts and contractual rights, obligations and leases related to any of the Oil & Gas Interests and identified on Exhibit 1 hereto; and

2.1.8        Business Records:

Photocopies or other images of all lease files, land files, well files, production records, division order files, abstracts, title opinions and contract files in Seller's possession and all seismic, geological or geophysical data owned by Seller, insofar as it directly relates to a Lease or lands unitized therewith or other interests included in the Oil & Gas Interests (but excluding any internal valuations, price, technical or economic forecasts, interpretive data or documentation, privileged or confidential information, information or records that are subject to any third party license or secrecy agreement that may restrict Seller’s ability to disclose or transfer such information or records, or documents that relate solely to any Retained Obligation).

2.2           Excluded Assets:

The assets to be assigned and conveyed under this Agreement do not include (collectively, the “Excluded Assets”):

2.2.1        Licensed Data; Seller's IP:

Seismic, geological, or geophysical data licensed from third parties or subject to a confidentiality obligation in favor of a third party or any of Seller's or Seller’s Affiliates’ intellectual property, software, patents, trademarks, logos or service marks used in developing or operating a Lease; and

2.2.2        Trade Accounts and Causes of Action:

Accounts receivable, tax, contract, insurance premium or other refunds, income or revenue, deposits, insurance or condemnation proceeds or awards, rights with respect to operations or claims and causes of action in favor of Seller (including, without limitation, any joint operating or unit operating agreement audit claims), any of which are attributable to Seller's ownership of the Oil & Gas Interests prior to the Effective Time; and

2.2.3        Third Party Equipment:

Any leased equipment for which Purchaser does not specifically assume the lease or third party equipment and property that may be located on a Lease, pipelines, fixtures, and equipment which belong to third parties such as lessors, purchasers and transporters of hydrocarbons; and

2.2.4        Other Excluded Assets:

Those assets owned by Seller listed on Exhibit 3 hereof, entitled “Excluded Property”.

2.3           Assets Subject to Existing Agreements and Legal Requirements:

The sale of the Oil & Gas Interests to Purchaser will be made subject to (and Purchaser agrees to accept the Oil & Gas Interests subject to) any and all reservations, exceptions, limitations, contracts, assignments, subleases, farmout agreements, joint or unit operating agreements, pooling agreements, letter agreements, production processing or handling agreements, interconnect, transportation, gas sales, metering and allocation, pooling or unitization agreements, easements, rights-of-way and all other agreements or instruments pertaining to the Oil & Gas Interests (the “Basic Documents”), including those Basic Documents (i) that are of record with the Texas Secretary of State or any county office, or (ii) that have been disclosed or delivered  to Purchaser for its review prior to Closing, or that are referred to therein, or (iii)  that are listed on Exhibit 1, or (iv) of which Purchaser has actual or constructive knowledge, including, without limitation, any matter included or referenced in the Data Exchange or otherwise in materials made available to Purchaser by Seller or other party with the legal right to provide the same.  In addition, as a part of the consideration hereunder, Purchaser shall assume, pay for, and perform Seller's duties, liabilities and obligations as lessee of each Lease and all duties imposed by governmental laws and regulations.

2.4           Purchase Price:

The total purchase price for the Oil & Gas Interests shall be One Hundred Seventy Million Dollars ($170,000,000.00) (the “Purchase Price”) payable to Seller at Closing and subject to adjustments as provided for in Section 6.

Seller and Purchaser agree to allocate the Purchase Price and any liabilities assumed by Purchaser under this Agreement based on the Schedule of Values provided that no more than 5% of the Purchase Price shall be allocated to tangible property and no less than 95% shall be allocated to the Leases. Seller and Purchaser each agree that the Oil & Gas Interests subject to this Agreement do not constitute an “applicable asset acquisition” as described under the Internal Revenue Code section 1060 and the regulations thereunder, and do not constitute a trade or business in the ordinary sense of the term. Seller and Purchaser each agree to report the federal, state and local income and other tax consequences of the transactions contemplated herein, and in particular to report the information consistent with the terms of this Agreement and shall not take any position inconsistent therewith upon examination of any tax return, in any refund claim, in any litigation, investigation or otherwise unless required to do so by applicable law after notice to the other Party, or with such other Party's prior consent.

2.5           Performance Deposit

Upon execution of this Agreement, Purchaser shall pay by wire transfer to Seller Eight Million Five Hundred Thousand Dollars ($8,500,000.00) in good and immediately available funds, as a performance deposit (the “Performance Deposit”) on the Oil & Gas Interests to be transferred to Purchaser hereunder.  The Performance Deposit shall be paid by wire transfer to SWEPI’s designated Qualified Intermediary, Wachovia Bank, N.A., using the following instructions:

Account Name:  Wachovia Bank Deposit Collection Account on behalf of SWEPI LP
Account # 2000032566785 ABA/Routing # 053000219
Attention:  Derrick Tharpe  (888) 693-5566

This Performance Deposit is solely to assure the performance of Purchaser pursuant to the terms and conditions of this Agreement. If Purchaser fails, refuses or is unable for any reason (including failure to obtain financing) to close the transaction in accordance with the terms hereof, Seller shall have the right, at its sole option, to retain the Performance Deposit as agreed liquidated damages and not as a penalty. However, if this Agreement is terminated pursuant to the provisions of Sections 3.4(b) (Material Environmental Defects), 3.4(c) (Material Title Defects), 3.6 (Removal of Oil & Gas Interests) or 10.1 (Casualty Loss), Seller shall return the Performance Deposit, plus all Accrued Interest, to Purchaser within five (5) banking days of receipt of the notice of termination.

2.6           Qualified Intermediary:

Seller and Purchaser hereby agree that this transaction may be completed as a like-kind exchange and that each Party will assist in completing the sale as a like-kind exchange.  As a like-kind exchange, Seller and Purchaser agree that Purchaser, in lieu of the purchase of the Oil & Gas Interests from Seller for the cash consideration provided herein, shall have the right at any time prior to Closing to assign all or a portion of its rights under this Agreement to a Qualified Intermediary (as that term is defined in Section 1.1031(k)-1(g)(4)(v) of the U.S Internal Revenue Service Treasury Regulations) in order to accomplish the transaction in a manner that will comply, either in whole or in part, with the requirements of a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended. Likewise, Seller shall have the right at any time prior to Closing to assign all or a portion of its rights under this Agreement to a Qualified Intermediary for the same purpose. In the event either Party assigns its rights under this Agreement pursuant to this Section 2.6, such Party agrees to notify the other Party in writing of such assignment at or before Closing. If Seller assigns its rights under this Agreement for this purpose, Purchaser agrees to (i) consent to Seller’s assignment of its rights in this Agreement in the form reasonably requested by the Qualified Intermediary, and (ii) pay the Purchase Price (as may be adjusted under the terms of this Agreement) for the Oil & Gas Interests into a qualified escrow or qualified trust account at Closing as directed in writing. If Purchaser assigns its rights under this Agreement for this purpose, Seller agrees to (i) consent to Purchaser’s assignment of its rights in this Agreement in the form reasonably requested by the Qualified Intermediary, (ii) accept the Purchase Price (as may be adjusted under the terms of this Agreement) for the Oil & Gas Interests from the qualified escrow or qualified trust account at Closing, and (iii) at Closing, convey and assign directly to Purchaser the Oil & Gas Interests which are the subject of this Agreement upon satisfaction of the other conditions to Closing and other terms and conditions hereof. Seller and Purchaser acknowledge and agree that any assignment of this Agreement, shall not increase the costs, expenses or liabilities of a Party as a result of the other Party’s assignment of this Agreement to a Qualified Intermediary, shall not release either Party from any of their respective liabilities and obligations to each other under this Agreement, and that neither Party represents to the other that any particular tax treatment will be given to either Party as a result thereof.

SECTION 3 - TITLE TO AND CONDITION OF OIL & GAS INTERESTS

3.1           Purchaser’s Data Review:

Purchaser acknowledges that it has received from Seller (i) a USB portable drive containing images of certain documents, instruments and agreements relevant to Purchaser’s examination of the Oil & Gas Interests,  (ii) the opportunity, to the extent Seller was able to provide it, to conduct site visit(s) of the Oil & Gas Interests, (iii) the opportunity to review lease, land contract and regulatory files in Seller’s possession that relate to the Oil & Gas Interests, (iv) the opportunity to ask questions related to the Oil & Gas Interests of managers and employees of Seller and its Affiliates, and (v) drafts of the Exhibits and Schedules to this Agreement (collectively referred to as the “Data Exchange”).

3.2           Purchaser’s Obligations with Respect to the Pre-Acquisition Review:

(a)           Upon execution of and pursuant to the terms of this Agreement, Purchaser shall have the right, at reasonable times during normal business hours, at Purchaser’s sole cost and expense, to continue to conduct an expert investigation into the environmental condition of the Oil & Gas Interests and the status of title to the Oil & Gas Interests (the “Pre-Acquisition Review”), pursuant to the Pre-Acquisition Review Plan that has already been submitted by Purchaser to Seller and which is attached hereto as Exhibit 6.  Seller hereby approves Purchaser’s Pre-Acquisition Review Plan. The scope of the Pre-Acquisition Review includes:
(i)           To the extent Seller has the right to grant such rights to Purchaser, and only after notice to the Operator of any Lease or other facility, the right to enter all or any part of the Oil & Gas Interests at any reasonable time, and to inspect, inventory, investigate, perform environmental assessments, study and examine the same and the operations conducted thereon (provided that Purchaser shall have no right to conduct any invasive environmental sampling or testing on any Oil & Gas Interest); and
(ii)           The right to inspect and review at Seller’s offices at reasonable times and upon reasonable notice, all non-privileged and non-proprietary files, records, data and documents related to the Oil & Gas Interests.  Such records may include, but shall not be limited to, any of the following if in Seller’s possession:  original well record files, regulatory, accounting, royalty, environmental, pipeline, maintenance, transportation, processing, production, engineering, lease and contract files and records.  Purchaser’s Pre-Acquisition Review Plan, as approved by Seller,
(1)           identifies each person or company that will participate in the Pre-Acquisition Review;
(2)           makes an assignment of value (subject to the agreement of Seller) to each discreet Lease or unit and other discreet material property, included within the Oil & Gas Interests;
(3)           includes an estimated timetable for the conduct of the Pre-Acquisition Review; and
(4)           describes the scope of the Pre-Acquisition Review.

(b)           Purchaser shall maintain the results of its investigation, testing and evaluation and review of files and records, confidential in accordance with and otherwise comply with the terms of the Confidentiality Agreement dated August 27, 2007.

(c)           Purchaser shall provide Seller a copy of any assessment reports of or about the Oil & Gas Interests, including, without limitation, any reports, data and conclusions developed pursuant to the Pre-Acquisition Review, promptly after such assessment report has been furnished to or obtained by Purchaser, and Seller shall be permitted to discuss the contents of any such assessment reports with the party who prepared such reports.

(d)           While conducting the Pre-Acquisition Review, Purchaser and its employees, agents and consultants shall abide by Seller’s (or the Operator’s with respect to non-operated Oil & Gas Interests) safety rules, regulations and other operating policies applicable to the Oil & Gas Interests, which are furnished to Purchaser by Seller.

3.3           Material Environmental Defects:

(a)           If, as a consequence of the Pre-Acquisition Review, Purchaser determines, based upon facts or circumstances, that there is any contamination of the Oil & Gas Interests or adverse condition or operation affecting the Oil & Gas Interests, as a result of any production, storage, transportation, treatment, discharge, release, spill, seepage, escape, emission, emptying, or leaching of any hydrocarbons, wastes, pollutants, contaminants, hazardous materials, hazardous substances or other substances on, in or below the Oil & Gas Interests that (i) creates a present liability under applicable Environmental Law to the owner or operator of the Oil & Gas Interests or (ii) requires immediate remediation or remediation promptly after Closing under applicable Environmental Law, or (iii) is in violation of applicable Environmental Law, consent decrees or judgments in effect at the Effective Time (an “Environmental Defect”), Purchaser shall give notice of the same to Seller at least five  (5) business days prior to the Closing Date.  Such notice shall include Purchaser’s good faith estimate of the cost to cure or remedy the listed condition(s) in accordance with applicable law or agency requirements, and give a detailed and specific description of such contamination or adverse condition.  FAILURE TO GIVE IN A TIMELY MANNER ANY SUCH NOTICE SHALL FORECLOSE PURCHASER FROM SECURING THE BENEFITS OF SECTION 3.3(c), SHALL NOT EXCUSE PURCHASER FOR FAILING TO CLOSE BECAUSE OF MATTERS ARISING OUT OF THE PRE-ACQUISITION REVIEW, AND EXCEPT WITH RESPECT TO SELLER's INDEMNIFICATION OBLIGATIONS SPECIFIED IN SECTION 9.1(b), SHALL CONSTITUTE A COMPLETE WAIVER AND RELEASE BY PURCHASER OF ALL CLAIMS AGAINST SELLER AND EACH MEMBER OF SELLER GROUP WITH RESPECT TO THE ENVIRONMENTAL CONDITION OF THE OIL & GAS INTERESTS, WHETHER CONTRACT, TORT OR STATUTORY, REGARDLESS OF THE PAST NEGLIGENCE OR FAULT OR STRICT OR STATUTORY LIABILITY OF SELLER.

(b)           If the aggregate of the costs necessary to cure or remedy all of the Environmental Defects is Material (as defined below), then the Closing Date shall be extended for thirty days, unless the parties otherwise agree.  “Material” means Two Million Five Hundred and Fifty Thousand Dollars ($2,550,000.00).

(c)           If the aggregate of the costs necessary to cure or remedy all of the Environmental Defects identified by Purchaser is Material, then within the period between the date of receipt of Purchaser’s notice and the extended Closing Date, Seller shall take one or more of the following actions, to the extent of reducing such costs that may be borne by Purchaser to an amount that is not Material:

(i) Seller shall remedy or agree to remedy, to a degree agreed upon prior to Closing, the Environmental Defects described in such notice (provided that in the event current remediation of such Environmental Defects is required by a Federal, State or local agency, Seller shall only be obligated to remedy the Environmental Defects in accordance with and to the satisfaction of the appropriate agency's requirements);

(ii) Seller shall agree with Purchaser on an adjustment to the Purchase Price which adjustment shall reflect Purchaser’s cost (as originally estimated by Purchaser and subject to the agreement of Seller) to remedy such Environmental Defects in accordance with and to the satisfaction of the law or agency requirements;

(iii) Seller shall remove the affected portion or portions of the Oil & Gas Interests from this Agreement and in such event the Purchase Price shall be adjusted accordingly based on the agreed values established pursuant to Section 3.2(a)(ii)(2); or

(iv) Seller shall agree to indemnify Purchaser from Losses incurred by Purchaser to cure or remedy identified Environmental Defects, pursuant to written indemnity agreement reasonable agreeable to Seller and Purchaser.

Provided, however, that if the aggregate of the Environmental Defects identified by Purchaser is Material, and if Seller takes the actions under this Section 3.3(c)(iii), resulting in the removal of Oil & Gas Interests having agreed values established pursuant to Section 3.2(a)(2) equal to or greater than Ten Percent (10%) of the Purchase Price, then either Party may terminate this Agreement by giving written notice of such termination to the other Party on or prior to the extended Closing Date. Upon the giving of such termination notice, Purchaser shall be entitled to a return of the Performance Deposit held by the Seller, plus all Accrued Interest. IN THE EVENT THE PARTIES AGREE TO REMEDY THE CONDITION OR TO ADJUST THE PURCHASE PRICE TO COMPENSATE FOR THE CONDITION, THEN PURCHASER SHALL ACQUIRE THE AFFECTED PORTIONS OF THE OIL & GAS INTERESTS “WHERE IS” AND “AS IS” WITH NO RIGHT TO RECOVER ANY FURTHER AMOUNTS FROM SELLER FOR ANY LIABILITIES, COSTS OR EXPENSES RELATED TO SUCH CONDITIONS (INCLUDING, WITHOUT LIMITATION, ENVIRONMENTAL CONDITIONS AND DAMAGES TO NATURAL RESOURCES). ACQUISITION OF THE PROPERTY CONTAINING SUCH CONDITIONS “WHERE IS” AND “AS IS” SHALL CONSTITUTE PURCHASER'S WAIVER, GENERAL RELEASE AND AGREEMENT TO DEFEND, INDEMNIFY AND HOLD SELLER AND EACH MEMBER OF SELLER GROUP HARMLESS FROM ALL LIABILITIES, COSTS OR EXPENSES RELATED TO SUCH CONDITIONS (INCLUDING, WITHOUT LIMITATION, ENVIRONMENTAL CONDITIONS, CERCLA LIABILITY AND DAMAGES TO NATURAL RESOURCES), WHETHER CONTRACT, TORT OR STATUTORY, REGARDLESS OF THE PAST NEGLIGENCE OR FAULT OR STRICT OR STATUTORY LIABILITY OF SELLER OR ANY MEMBER OF SELLER GROUP.

(d)           If the aggregate of the alleged Environmental Defects set forth in the notice are not Material, notwithstanding anything herein to the contrary, Seller shall nonetheless have the option at its sole discretion to remove from this Agreement any portion or portions of the Oil & Gas Interests affected by the Environmental Defects, and the Purchase Price shall be adjusted accordingly based on the agreed values pursuant to Section 3.2(a)(2) hereto. As to those portions of the Oil & Gas Interests, identified by Seller as having an Environmental Defect (the aggregate of such Environmental Defects not being Material), if Seller does not elect to remove the affected portion or portions of the Oil & Gas Interests, PURCHASER SHALL ACQUIRE THE AFFECTED PORTIONS OF THE PROPERTY “WHERE IS” AND “AS IS” WITH NO RIGHT TO RECOVER FROM SELLER FOR ANY LIABILITIES, COSTS OR EXPENSES RELATED TO SUCH CONDITIONS (INCLUDING, WITHOUT LIMITATION, ENVIRONMENTAL CONDITIONS AND DAMAGES TO NATURAL RESOURCES). ACQUISITION OF THE PROPERTY CONTAINING SUCH NON-MATERIAL CONDITIONS “WHERE IS” AND “AS IS” SHALL CONSTITUTE PURCHASER’S WAIVER, GENERAL RELEASE AND AGREEMENT TO DEFEND, INDEMNIFY AND HOLD SELLER AND EACH MEMBER OF SELLER GROUP HARMLESS FROM ALL LIABILITIES, COSTS OR EXPENSES RELATED TO SUCH NON-MATERIAL CONDITIONS (INCLUDING, WITHOUT LIMITATION, NON-MATERIAL ENVIRONMENTAL CONDITIONS, CERCLA LIABILITY AND DAMAGES TO NATURAL RESOURCES), WHETHER CONTRACT, TORT OR STATUTORY, REGARDLESS OF THE PAST NEGLIGENCE OR FAULT OR STRICT OR STATUTORY LIABILITY OF SELLER OR ANY MEMBER OF SELLER GROUP.

(e)           If Seller agrees to remedy specific adverse condition(s) under Section 3.3(c), then Purchaser and Seller agree that all negotiations and contacts with state, federal and local agencies for approval and review of such remedial action shall be made by Seller.

3.4           Material Title Defects:

(a)           If, as a consequence of the Pre-Acquisition Review, Purchaser determines, based upon facts or circumstances, that there is any defect in Seller’s title to the Oil & Gas Interests such that:
(1) Seller’s Working Interest in a Lease is greater than as identified in Exhibit 1 without a proportionate increase in Seller’s Net Revenue Interest, or Seller’s Net Revenue Interest in a Lease is less than as identified in Exhibit 1, or
(2) Seller’s title is subject to a mortgage, lien or other security interest, or
(3) Seller is in default of a material obligation contained in a Lease or agreement with respect to the Oil & Gas Interests; or
(4) Purchaser is reasonably likely to experience any reduction in its rights to use such Oil & Gas Interests as an owner, lessee, licensee or permitee (as compared to Seller’s use of the same at the Effective Time) due to a reversionary, recoupment, back-in or similar right; (any of the foregoing being a “Title Defect”), Purchaser shall give notice of the same to Seller at least ten (10) days prior to the Closing Date.  Such notice shall include Purchaser’s good faith estimate of the amount by which the Oil & Gas Interests affected are impaired by the listed defect(s).

(b)           If the aggregate of the amount of all impairments to the affected Oil & Gas Interests arising from Title Defects, as estimated by Purchaser, is Material, then the Closing Date shall be extended for thirty days, unless the Parties otherwise agree.

(c)           If the aggregate of the amount of all impairments to the affected Oil & Gas Interests arising from Title Defects is Material, then within the period between the date of receipt of Purchaser’s notice and the extended Closing Date, Seller shall take one or more of the following actions, to the extent of reducing the amounts of such impairments to an amount that is not Material:

(i) Seller shall cure or agree to remedy the Title Defect(s) described in such notice;

(ii) Seller shall remove the affected portion or portions of the Oil & Gas Interests from this Agreement and in such event the Purchase Price shall be adjusted accordingly based on the agreed values pursuant to Section 3.2(a)(2); or

(iii) Seller shall agree to indemnify Purchaser from Losses incurred by Purchaser as a result of or connected with such Title Defect(s), pursuant to a written indemnity agreement reasonably agreeable to Seller and Purchaser.

Provided, however, that if the aggregate of the Title Defects identified by Purchaser is Material, and if Seller takes the actions under this Section 3.4(c)(ii) resulting in the removal of Oil & Gas Interests having agreed values established pursuant to 3.2(a)(ii)(2) equal to or greater than Ten Percent (10%) of the Purchase Price, then either Party may terminate this Agreement by giving written notice of such termination to the other Party on or prior to the extended Closing Date. Upon the giving of such termination notice, Purchaser shall be entitled to a return of the Performance Deposit, plus all Accrued Interest, held by the Seller.

(d)           Anything in the foregoing notwithstanding, the following shall not constitute a Title Defect:
(1)           Preferential rights to purchase or restrictions upon assignment of any Lease or other Oil & Gas Interest, to the extent waived, expired or granted, as the case may be, prior to Closing; or
(2)           Consent or voting rights with respect to the election or succession of Purchaser to be Operator of any Oil & Gas Interest; or
(3)           Materialmen’s, mechanics, repairmen’s, contractor’s, employee’s, operator’s, tax or similar liens arising in the ordinary course of business, which obligations are not yet due and pursuant to which Seller is not in default; or
(4)           All rights reserved to or vested in any governmental agency with respect to the Oil & Gas Interests and any conveyance thereof.

(e)           SUBJECT TO SECTION 3.4(f), THE PROVISIONS OF THIS SECTION 3.4 ARE PURCHASER’S EXCLUSIVE RIGHT AND REMEDY AGAINST SELLER FOR ANY DEFECT IN TITLE TO ALL OR ANY PORTION OF THE OIL & GAS INTERESTS.  EXCEPT AS SPECIFICALLY PROVIDED HEREIN, PURCHASER, FOR ITSELF AND FOR ITS SUCCESSORS AND ASSIGNS, FOREVER RELEASES AND DISCHARGES SELLER AND EACH MEMBER OF SELLER GROUP FROM AND AGAINST ANY LIABILITY, LOSS, CLAIM, COST OR EXPENSE ON ACCOUNT OF TITLE TO (OR LACK OF TITLE TO) ANY OF THE OIL & INTERESTS.

(f)           Anything in this Agreement notwithstanding, Seller warrants that title to the Leases is free from claims by, through and under Seller, but not otherwise.

3.5           Preferential Rights and Consents to Transfer:

Seller believes that none of the Oil & Gas Interests are subject to any preferential right held by a third party to purchase such Oil & Gas Interest.  However, in the event any portion of the Oil & Gas Interests are burdened with a preferential right, or are subject to a requirement to obtain the consent to assignment of a third party, then the conveyance or transfer of that portion of the Oil & Gas Interests shall be conditioned upon the waiver of or the expiration of the period for exercising such preferential right, or the obtaining of such consent, as the case may be.  Seller shall not be liable to Purchaser by reason of any inability or failure to obtain any such waiver of preferential rights or consent.

3.6           Removal of Oil & Gas Interests:  Section 3.3(c)(iii) and Section 3.4(c):

If Seller takes the actions under both Section 3.3(c)(iii) and Section 3.4(c)(ii) resulting in the removal of Oil & Gas Interests having agreed values established pursuant to 3.2(a)(ii)(2) altogether equal to or greater than Ten Percent (10%) of the Purchase Price, then either Party may terminate this Agreement by giving written notice of such termination to the other Party on or prior to the extended Closing Date. Upon the giving of such termination notice, Purchaser shall be entitled to a return of the Performance Deposit, plus all Accrued Interest, held by the Seller.

SECTION 4 – CLOSING

4.1           Closing Conditions:

4.1.1        Purchaser:

The obligations of Purchaser to close the transactions contemplated by this Agreement shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a)           The representations and warranties of Seller set forth in Section 5 that are qualified by materiality or with reference to a Material Adverse Effect shall be true and accurate and those not so qualified shall be true and accurate in all material respects as of the Closing Date and Seller shall have performed in all material respects those covenants and agreements of Seller set forth herein that are required to be performed prior to Closing.

(b)           Except for approvals and consents customarily obtained after Closing, all necessary consents of third parties and filings with any governmental agency or instrumentality relating to the consummation of the transactions contemplated by this Agreement shall have been obtained, effected or waived.

(c)           No action, suit or other proceeding shall be pending or threatened before any court or governmental agency seeking to restrain Purchaser from consummating the transactions contemplated by this Agreement or seeking damages from Purchaser as a result of consummating the transactions contemplated by this Agreement.

4.1.2        Seller:

The obligations of Seller to close the transactions contemplated by this Agreement shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a)           The representations and warranties of Purchaser set forth in Section 5 that are qualified by materiality or with reference to a Material Adverse Effect shall be true and accurate and those not so qualified shall be true and accurate in all material respects as of the Closing Date and Purchaser shall have performed in all material respects those covenants and agreements of Purchaser set forth herein that are required to be performed prior to Closing.

(b)           Except for approvals and consents customarily obtained after Closing, all necessary consents of third parties and filings with any governmental agency or instrumentality relating to the consummation of the transactions contemplated by this Agreement shall have been obtained, effected or waived.

(c)           No action, suit or other proceeding shall be pending or threatened before any court or governmental agency seeking to restrain Seller from consummating the transactions contemplated by this Agreement or seeking damages from Seller as a result of consummating the transactions contemplated by this Agreement.

(d)           Purchaser shall have complied with Section 4.3(b) with regard to providing Seller with additional security for the assumption by Purchaser of the Assumed Obligations.

4.2           Time and Place:

Unless otherwise mutually agreed, the Closing shall be held on the later of (i) the fifth business day following satisfaction of the conditions to Closing set forth in Section 4.1 or (ii) December 31, 2007 (the “Closing Date”), at the offices of Seller at 200 N. Dairy Ashford, Houston, Texas 77079.  The time and place for Closing may be changed to an earlier or later time and place by mutual written agreement of the Parties, but any acceleration or postponement of the Closing shall not change the Effective Time.

4.3           Closing:

The following shall take place at the Closing:

(a)           Seller and Purchaser shall execute and deliver the transfers, assignments and bills of sale, each with special warranty of title against claims by, through and under Seller, but not otherwise, using the form which is attached as Exhibit 2.

(b)           Purchaser shall cause it corporate parent, Comstock Resources, Inc., to deliver the corporate guaranty in the form attached as Exhibit 5.

(c)           Purchaser shall pay to Seller by wire transfer an amount equal to the Purchase Price, as adjusted by the Preliminary Accounting, less an amount equal to the Performance Deposit (provided that Seller may direct that Purchaser shall pay the unadjusted Purchase Price, less the Performance Deposit, to the Qualified Intermediary, and in such event on the Closing Date the Party that owes the net amount to the other under the Preliminary Accounting shall pay such amount by wire transfer to the other Party).

(d)           Purchaser and Seller shall execute and deliver the Non-Foreign Affidavit attached as Exhibit 4, such designation of operator forms as are necessary to transfer operations to Purchaser for those Oil & Gas Interests that are operated by Seller and which are intended to be operated by Purchaser after the Closing, and such other remaining documents, letters-in-lieu of transfer orders, joinders, ratifications, certificates, instruments or agreements which are contemplated by the transaction described herein or deemed necessary or appropriate by the Parties.

(e)           Seller shall execute and deliver the Litigation Indemnification Agreement in the form attached hereto as Exhibit “7”.

Upon Purchaser's completion of its Closing obligations, Seller shall deliver to Purchaser exclusive possession of the Oil & Gas Interests as of the Closing.  Notwithstanding any other provision of this Agreement, the failure of Purchaser to deliver at Closing all of the Purchase Price, as adjusted as contemplated above, shall entitle Seller to withhold all conveyance documents until such time as it has received the full consideration for the conveyance.  This right shall be in addition to all other rights and remedies that Seller may have under this Agreement or at law or in equity.

No agreement to be executed and delivered at the Closing, or action to be taken at the Closing, shall be effective until all such agreements have been executed and delivered or actions have been taken, and all such agreements and actions shall be deemed to be effective concurrently.

4.4.1        Operations before Closing:

As Closing will occur subsequent to the Effective Time, Seller will continue the operation of the Oil & Gas Interests for the account of Purchaser in the ordinary course of business, and operate the Oil & Gas Interests in material compliance with all applicable laws, including, without limitation, Environmental Laws, and in material compliance with all contracts relating to the Oil & Gas Interests.  From the date hereof until Closing, Seller will not, without Purchaser’s prior consent in connection with the Oil & Gas Interests:

(a)           expend any funds, or make any commitments to expend funds (including entering into new agreements which would obligate Seller to expend funds), or otherwise incur any other obligations or liabilities, other than in connection with the ordinary course of business and as would a prudent operator, except in the event of an emergency requiring immediate action to protect life, prevent environmental contamination, or preserve the Oil & Gas Interests;

(b)           except where necessary to prevent the termination of a Lease, propose the drilling of any additional wells, or propose the deepening, plugging back or reworking of any existing wells, or propose the abandonment of any wells relating to the Oil & Gas Interests (and Seller agrees that it will advise Purchaser of any such proposals made by third parties and will respond to each such proposal made by a third party in the manner requested by Purchaser);

(c)           sell, transfer or abandon any portion of the Oil & Gas Interests other than items of materials, supplies, machinery, equipment, improvements or other personal property or fixtures forming a part of the Oil & Gas Interests (and then only if the same is replaced with an item of substantially equal suitability, free of liens and security interests, which replacement item will then, for the purposes of this Agreement, become part of the Oil & Gas Interests); or

(d)           release (or permit to terminate), or modify its rights under any Leases.

EXCEPT AS PROVIDED IN THIS PARAGRAPH 4.4, PURCHASER RELEASES SELLER AND EACH MEMBER OF SELLER GROUP FROM ANY LIABILITY FOR SELLER’S OR SUCH SELLER GROUP MEMBER’S OWN NEGLIGENCE, INCLUDING SELLER’S OR SELLERS GROUP MEMBER’S SOLE NEGLIGENCE (BUT NOT GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), IN ANY CAPACITY, OR FROM ANY LIABILITY TO PURCHASER EXISTING BY OPERATION OF STATUTE OR UNDER STRICT LIABIILTY, ARISING OUT OF, CONNECTED WITH OR RELATED TO, SELLER’S OPERATION, OWNERSHIP OR CONTROL OF THE OIL & GAS INTERESTS FROM THE EFFECTIVE DATE UNTIL THE CLOSING DATE.

4.4.2        Notice of Litigation:

Until the Closing, (a) Purchaser, upon learning of the same, shall promptly notify Seller of any proceeding which is commenced or threatened against Purchaser and which affects this Agreement or the transactions contemplated hereby, and (b) Seller, upon learning of the same, shall promptly notify Purchaser of any proceeding which is commenced or threatened against Seller which affects this Agreement or the transactions contemplated hereby.

4.5           Post Closing Obligations:

Upon condition that the Closing shall have occurred, Seller and Purchaser agree to perform the following post-Closing obligations:

4.5.1        Recording & Filing:

Within thirty (30) days of Closing, Purchaser shall, at its expense (i) file or record the conveyance documents with the appropriate governmental agencies or records office.  Purchaser shall provide a copy of same, including recording date, to the Seller and any other contract parties requiring the same.

4.5.2        Change of Operator:

Where Seller is the designated Operator of a Lease, Purchaser shall promptly file all appropriate forms, declarations or bonds with federal and state governmental agencies relative to Purchaser's assumption of operations, if applicable, from Seller.  Purchaser shall also take all actions necessary to qualify as a successor Operator to Seller under any applicable joint operating agreement (subject to the terms of that operating agreement). Seller makes no representation or warranty or provides any assurance that Purchaser shall succeed Seller as operator of any portion of the Oil & Gas Interests.

4.5.3        Notices to Third Parties:

Purchaser shall notify all lessors, royalty owners, operators, non-operators, purchasers of production, other contract parties and governmental agencies that Purchaser has purchased the Oil & Gas Interests and has assumed liability for their continued operation from and after the Closing.  Purchaser and Seller shall execute all transfer orders, division orders, or letters-in-lieu necessary to transfer payment of the proceeds from the sale of production from the Oil & Gas Interests as of the Effective Time to Purchaser, and joinders, ratifications or other similar instruments required to transfer Leases, Easements or other Contract Rights as of the Effective Time to the Purchaser.

4.5.4        Property Records:

Within thirty (30) days after Closing, unless a shorter period is mutually agreed to by the Parties with respect to certain data and records, Seller shall deliver to Purchaser original records of the contract rights specified in Section 2.1.7 and the property and business records specified in Section 2.1.8 of this Agreement (subject to the limitations contained in this Agreement).  Seller may retain photocopies of any original records. Seller shall reasonably co-operate with any special requests of Purchaser for re-formatting or re-imaging of any of the records and data to be provided to Purchaser, but the costs of any such re-formatting or re-imaging shall be paid by Purchaser.  Purchaser shall retain any original records delivered, and Seller shall retain any such original records not delivered to Purchaser for a period of seven (7) years from the Effective Time.  Seller reserves the right to access (and copy at Seller's expense) all original records delivered for a period of seven (7) years from the Effective Time (and Purchaser agrees to grant Seller access to the records during Purchaser's normal business hours).  During normal business hours, and if requested by Purchaser, Seller shall make available the financial books and records pertaining to the Oil & Gas Interests in order that Purchaser may cause there to be performed an audit of the financial results of the Oil & Gas Interests necessary for Purchaser to comply with applicable securities laws and regulations.  In the event that Seller or Purchaser wishes to destroy any original books or records in its possession or in the possession of any of its Affiliates prior to such date, such Party shall give not less than sixty (60) days notice to the other Party and such other Party shall have the right, at its own expense, during reasonable business hours, to remove such books and records and to keep possession of same.  After the seventh anniversary of the Effective Time, each Party will retain (and may destroy) such books and records in accordance with such party's customary record retention practices.  If Purchaser transfers any portion of Oil & Gas Interests, Purchaser shall ensure that this records retention obligation shall continue as its assignee's obligation.

4.5.5        Use of Name:

On or before thirty (30) days after Closing, Purchaser will remove, or cause to be removed, from the facilities pertaining to the Oil & Gas Interests, the name, logo and service mark of Seller and all variations and derivations thereof, and will not thereafter make use thereof.

4.5.6        Accounting Assistance:

For a period ending on the last day of the calendar month that follows the month in which the Closing occurred,  Seller shall offer to assist Purchaser in making royalty payments due on the Oil & Gas Interests and handling other revenue accounting for the Oil & Gas Interests. In addition, in the event Closing occurs during a calendar month, then Seller shall perform marketing of the production sales from the Oil & Gas Interests for that month and corresponding royalty payments, as further described in Section 6.1 hereof.

4.5.7        Suspense Funds:

As soon as practicable after the Closing Date, but no later than 30 days thereafter, Seller shall provide to Purchaser a listing showing all proceeds from production attributable to the Oil & Gas Interests operated by Seller, which are currently held in suspense by Seller, and shall transfer to Purchaser all those suspended proceeds.  Thereafter, Purchaser shall be responsible for proper distribution of the suspended proceeds to the parties lawfully entitled to them to the extent and only to the extent of suspended proceeds.

4.5.8        Additional Geological and Geophysical Information:

If Purchaser acquires a third party license covering the same seismic data as excluded under Section 2.2.1 of this Agreement, upon presentation of the license to Seller (and, if required by the license, receipt of acknowledgment by the licensor), Seller shall make available to Purchaser all of Seller’s reprocessed and reformatted data and maps pertaining to such third party seismic data, insofar as it directly relates to a Lease or land unitized therewith or other interest included in the Oil & Gas Interests.

4.5.9        Access to Properties:

Purchaser shall provide Seller and its contractors and consultants with access, upon reasonable notice, to complete the remediation and operations described on Schedule 2 hereto.

SECTION 5 - GENERAL REPRESENTATIONS AND WARRANTIES

5.1           Seller's Representations & Warranties:

Seller represents and warrants to Purchaser, that, except as disclosed in Schedule 1 hereto, as of the date of this Agreement and the Closing:

(a)           Organization.  Seller is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware and is duly qualified to carry on its business in the state of Texas.

(b)           Validity of Agreement.  Seller has the corporate power to carry on its business as presently conducted, to execute and deliver this Agreement and the other agreements and documents contemplated hereby and to perform its obligations under this Agreement and the other agreements and documents contemplated hereby. This Agreement constitutes a valid and binding obligation of Seller, duly authorized and enforceable against it in accordance with the terms hereof, subject to applicable bankruptcy and other similar laws affected creditor’s rights and to principles of equity. This Agreement (and all closing documents) is or will be executed by authorized officers, attorneys-in-fact or agents of Seller.

(c)           No Conflict.  This Agreement, and the execution and delivery hereof by Seller, does not, and the consummation of the transaction contemplated hereunder will not, violate any provision of, or constitute a default under, the charter or by-laws of Seller or, to its Knowledge, any law or regulation to which Seller is subject or, to its, Knowledge, any provision of any agreement, indenture, mortgage, lien, lease, instrument, order, arbitration award, judgment, or decree to which Seller is a party or by which it or any of the Oil & Gas Interests are bound.  Other than consents to assignment (or waivers of preferential rights to purchase) from third parties, to Seller’s Knowledge, no consent, approval, order, or authorization of, or declaration, filing, or registration with, any court or governmental agency or of any third party is required to be obtained or made by Seller in connection with the execution, delivery, or performance by Seller of this Agreement, each other agreement, instrument, or document executed or to be executed by Seller in connection with the transactions contemplated hereby to which it is a party or the consummation by it of the transactions contemplated hereby and thereby.

(d)           Bankruptcy.  There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated or threatened against Seller.

(e)           Permits.  Except as would not result in a Material Adverse Effect, Seller has all permits necessary or required to own the Oil and Gas Interests and to operate those Oil & Gas Interests as to which Seller is Operator, and all such permits are in full force and effect.  Seller has not received written notice of any violations in respect of any such permits, and to Seller’s knowledge, Seller is not in violation of the terms of any such permits, except for such violations as would not result in Material Adverse Effect.  All material permits affecting the Oil & Gas Interests that Seller operates and that are in Seller’s possession have been made available or will be made available before Closing for Purchaser's review.

(f)           Compliance with Laws and Regulations:  As of the date hereof, Seller is not in violation of any applicable laws and any applicable regulations, rules or orders promulgated by any governmental agency with respect to the ownership and operation of the Oil & Gas Interests, except for such violations as would not result in a Material Adverse Effect.

(g)           Litigation:  Except as disclosed in Schedule 1 (Part G), there is (i) no suit, proceeding, action or claim against Seller pending and Seller has not received notice, written or oral, of any threatened suit, proceeding, action or claim, (ii) no investigation or inquiry by any administrative agency or governmental body pending against Seller and Seller has not received notice, written or oral, of any threatened investigation or inquiry, and (iii) no administrative or arbitration proceeding pending against Seller and Seller has not received notice, written or oral, of any threatened administrative or arbitration proceeding, which results or may result in a claim against the Oil & Gas Interests, or which challenges the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(h)           Taxes:  All ad valorem, property, production, excise, severance, windfall profit and similar taxes and assessments payable by Seller with respect to the Oil & Gas Interests and based on or measured by the ownership of property or the production or removal of hydrocarbons or the receipt of proceeds therefrom have been timely paid, except for such failures to pay as would not have a Material Adverse Effect.

(i)           Preferential Rights and Consents to Assign:  To Seller’s Knowledge, the Oil & Gas Interests are not subject to any preferential rights to purchase, and are not subject to any consents to assign other than those consents to assign that are set forth in one or more of the agreements identified on Schedule 1 (Part I) hereto.

(j)           Outstanding AFEs:  There are no outstanding Authorizations for Expenditures issued by any third party pertaining to the Oil & Gas Interests other than those identified on Schedule 1 (Part J) hereof.

(k)           Basic Documents:  Except as disclosed in Schedule 1 (Part K) and as set forth in the complaints in suits disclosed in Schedule 1 (Part G), and except for matters that have been resolved prior to the date of this Agreement, Seller has not received written notice from any counterparty to a Basic Document of any alleged material default under any such Basic Document  or of any requirements or demands to drill additional wells on any of the Leases. All Basic Documents are in full force and effect, and Seller is not in breach or default with respect to any of its obligations under any of the Basic Documents, and Seller has made all payments (including without limitation royalties, delay rentals, shut-in royalties, and valid calls under operating agreements) due thereunder in accordance with the terms and conditions of the Basic Documents, except for such breaches, defaults or failures to pay as would not have a Material Adverse Effect.

(l)           Production Imbalances.  To Seller’s Knowledge, as of the Effective Time, there are no hydrocarbon production imbalances associated with or burdening any of the Oil & Gas Interests.

5.2           Purchaser's Representations & Warranties:

Purchaser represents and warrants to Seller, that as of the date of this Agreement and the Closing (except that Purchaser makes the representation in Section 5.2(i) only as of the date of Closing):

(a)           Organization.  Purchaser is a Nevada limited partnership, duly organized, validly existing and in good standing under the laws of Nevada and is duly qualified to carry on its business in the state of Texas.

(b)           Validity of Agreement.  Purchaser has the corporate authority to carry on its business as presently conducted, to execute and deliver this Agreement and the other agreements and documents contemplated hereby and to perform its obligations under this Agreement and the other agreements and documents contemplated hereby. This Agreement constitutes a valid and binding obligation of Purchaser, enforceable against it in accordance with the terms hereof, subject to applicable bankruptcy and other similar laws affected creditor’s rights and to principles of equity. This Agreement (and all closing documents) are or will be executed by authorized representatives, officers, attorneys-in-fact or agents of Purchaser.

(c)           No Conflict. This Agreement, and the execution and delivery hereof by Purchaser, does not, and the consummation of the transaction contemplated hereunder will not, violate any provision of, or constitute a default under, the governing document of Purchaser or, to Purchaser’s Knowledge, any law or regulation to which Purchaser is subject or, to Purchaser’s Knowledge, any provision of any agreement, indenture, mortgage, lien, lease, instrument, order, arbitration award, judgment, or decree to which Purchaser is a party or by which it or any of the Oil & Gas Interests are bound.

(d)           Bankruptcy.  There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated or threatened against Purchaser or to Purchaser’s  Knowledge, any direct or indirect shareholder of Purchaser that is an Affiliate of Purchaser.

(e)           Receipt of Data:  Pursuant to the procedures described in Section 3, Purchaser has had or will have the opportunity to perform due diligence on the Oil & Gas Interests, which includes physical inspection(s), environmental assessment(s), reviewing well data and other files requested by Purchaser, making inquiries of Seller and performing all necessary tasks involved in evaluating the Oil & Gas Interests.

(f)           Independent Evaluation:  Purchaser is an experienced and knowledgeable investor in the oil and gas business and is experienced with the usual and customary practices of producers such as Seller.  In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Purchaser has relied solely on the basis of its own independent due diligence investigation of the Oil & Gas Interests, relying upon Purchaser’s own legal, financial, engineering and technical expertise and advisors.  ACCORDINGLY, PURCHASER ACKNOWLEDGES THAT SELLER HAS NOT MADE, NOR HAS ANY MEMBER OF THE SELLER GROUP NOR ANY PERSON ACTING ON BEHALF OF SELLER, AND SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY (OTHER THAN THOSE EXPRESS LIMITED REPRESENTATIONS AND WARRANTIES MADE IN SECTION 3.4(f) AND 5.1 OF THIS AGREEMENT RELATING TO THE OIL & GAS INTERESTS), WHETHER EXPRESS OR IMPLIED, AT COMMON OR CIVIL LAW, BY STATUTE OR OTHERWISE.

(g)           No Securities Distribution:  Purchaser intends to acquire the Oil & Gas Interests for Purchaser's own benefit and account and not with a view of making any distribution of any part thereof, within the meaning of the Securities Act of 1933, as amended.

(h)           Financing:  Prior to Closing, Purchaser will have arranged to have available sufficient funds to enable Purchaser to pay the Purchase Price to Seller and otherwise to perform Purchaser’s obligations under this Agreement.

SECTION 6 - ACCOUNTING FOR REVENUE & EXPENSES

6.1           Adjustments:

Except as specifically provided for in the next succeeding paragraph, anything herein to the contrary notwithstanding, all hydrocarbon production revenues and expenses (including without limitation, Lease rental or maintenance expenses, overhead charged in the manner provided for in applicable joint or unit operating agreements, capital expenditures or prepaid charges and royalties, overriding royalties, and other payments out of production, but excluding all non-cash charges attributable to depletion, depreciation, bad debt losses, lease abandonment, or similar amounts), produced from or attributable to any part of Oil & Gas Interests and relating to the period prior to the Effective Time shall be owned by and borne by Seller (“Seller Amounts”) and all similar hydrocarbon production revenues and expenses, produced from or attributable to the Oil & Gas Interests conveyed by Seller to Purchaser pursuant to this Agreement, which relate to the period after the Effective Time, shall be owned by and borne by Purchaser (“Purchaser Amounts”).

Notwithstanding the foregoing, Seller shall retain responsibility for completing the projects and operations described on Schedule 2, and those costs, even if incurred after the Effective Time, shall not constitute Purchaser Amounts.

Seller shall, or as applicable shall cause the operator of the Oil & Gas Interests to gauge all merchantable hydrocarbon and non-hydrocarbon substances associated with the Oil & Gas Interests and stored in tanks and vessels to the bottom of the flange, as of the Effective Time, and in accordance with the foregoing, Seller shall be entitled to the proceeds of the same when sold.  Substances in treating and separation equipment below pipeline connections, as of the Effective Time, shall not be considered merchantable and shall become the property of the Purchaser.  Five business days prior to Closing, Seller shall furnish Purchaser with a good faith estimated accounting (“Preliminary Accounting”), prepared in a manner consistent with Seller’s past accounting practices, showing the estimated Seller’s Amount and estimated Purchaser’s Amount, subject to final adjustment as provided in Section 6.1.1.

6.1.1        Final Accounting:

(a)           Seller and Purchaser shall use all reasonable efforts to accomplish a single final accounting and cash adjustment for the period between the Effective Time and the Closing no later than ninety (90) days after Closing to accomplish the purposes of Section 6.1 and of this Agreement (“Final Accounting”).  Parties shall cooperate to avoid split month accounting for revenue. To that end, in the event Closing does not occur on the first day of a calendar month, then, Seller will market Oil & Gas Interest production, pay associated royalties for that calendar month on Purchaser’s behalf, and Seller’s remittance of the amount of production sales, less royalties, paid by Seller to Purchaser will be included in the Final Accounting adjustments. Seller shall prepare the Final Accounting and submit it to Purchaser for acceptance.  To the extent reasonably required by Seller, Purchaser shall assist in the preparation of the Final Accounting.  Purchaser shall have the right to audit the Final Accounting.  The Parties' failure to complete the Final Accounting shall not constitute a waiver of the right to receive any amount otherwise due.  The Final Accounting shall become final and binding upon the Parties and payable thirty (30) days after receipt thereof by Purchaser (the “Final Accounting Date”) unless Purchaser gives written notice of its desire to audit or of its disagreement (an “Accounting Notice”) to Seller prior to such date.  Time is of the essence with respect to the Accounting Notice.  Any Accounting Notice that sets out a disagreement shall specify in detail the dollar amount, nature and basis of any disagreement so asserted.  If an Accounting Notice is received by Seller in a timely manner, then, following any requested audit, the Final Accounting (as revised in accordance with clause (i) or (ii) below) shall become final and binding on the Parties and any amounts due shall be payable by the earlier of thirty (30) days after (i) the date Seller and Purchaser agree in writing with respect to all matters as to which there is a disagreement or (ii) the date on which the Accounting Referee issues its decision.

(b)           During the sixty (60) days following the date of receipt by Seller of an Accounting Notice which requests an audit, Seller shall make available the necessary records to permit the audit and Seller and Purchaser shall attempt (in good faith) to resolve in writing any differences that they may have with respect to all matters specified in the Accounting Notice or discovered in the audit.  If, at the end of such sixty (60) day period, Seller and Purchaser have not reached agreement on such matters, pursuant to Section 11.10 and this Section, the matters that remain in dispute shall be submitted to a neutral accountant (the “Accounting Referee”) for review and final binding resolution.  The Accounting Referee shall be a certified public accountant who is an employee or partner of a recognized independent public accounting firm.  All determinations and adjustments with respect to allocating items to the period before or after the Effective Time shall be in accordance with generally accepted accounting principles, consistently applied and this Agreement. The Accounting Referee shall render a decision resolving the matters in dispute within fifteen (15) days following their submission to the Accounting Referee. Seller and Purchaser shall each be responsible for one-half of the fees and expenses of the Accounting Referee.

(c)           If a Party receives any proceeds or pays any additional expenses for or on behalf of the other Party, it shall promptly invoice the other Party for such expenses (who shall promptly pay such invoice) or remit to the other Party the proceeds received (to the extent such amounts had not been previously accounted for in the Final Accounting).

6.1.2        Notice to Remitters of Proceeds:

After the Closing, the Parties shall inform the remitters of any proceeds attributable to the Oil & Gas Interests to pay Purchaser to the extent practical the revenues after the Effective Time.   To the extent that any remitter pays revenues to the incorrect Party, that Party shall promptly remit such revenues (without interest) to the correct Party.

6.2           Allocation of Tax Liabilities:

All taxes (except state or federal income taxes) pertaining to the Oil & Gas Interests or production from the Oil & Gas Interests and similar obligations are Seller's responsibility where attributable to the period prior to the Effective Time and Purchaser's responsibility where attributable to the period after the Effective Time (regardless of when assessed on the Oil & Gas Interests).  To the extent possible, amounts relating to such taxes shall be included in the Final Accounting.  Each Party shall be responsible for its own state or federal income taxes or franchise taxes.  After the Effective Time, each Party shall supply the other Party all information and documents reasonably necessary to comply with tax and financial reporting requirements and audits.

SECTION 7 - PURCHASER'S OBLIGATION

7.1           Purchaser's Assumed Obligations:

After the Closing, but with effect from the Effective Time, and subject to Section 7.1.1, Purchaser shall assume the liabilities arising from, and perform all of the rights, duties, obligations and liabilities of ownership of the Oil & Gas Interests, whether arising prior to or after the Effective Time (all of which, subject to Section 7.1.1 and 7.3.1), shall constitute the “Assumed Obligations”).  The Assumed Obligations include, without limitation, the following:

(a)           The express and implied obligations, conditions and covenants under the terms of each Basic Document, Lease, other instruments in the chain of title, the contracts, agreements, instruments and orders listed on Exhibit 1, and all other contracts, agreements, instruments and orders to which the Oil & Gas Interests are subject; and

(b)           Responsibility for compliance with all applicable laws, regulations, ordinances, rules and orders and the procurement and maintenance of all permits and bonds required by governmental authorities relating to the Oil & Gas Interests; and

(c)           Responsibility for royalties, overriding royalties, net profits interests, rentals, shut-in payments and all other burdens, charges or encumbrances to which the Oil & Gas Interests are subject; and

(d)           The responsibility for proper accounting for and disbursement of production proceeds for the Oil & Gas Interests; and

(e)           The responsibility for any and all claims for personal injury or death or damage to property arising directly or indirectly from or incident to the use, occupation, ownership, operation or maintenance of any of the Oil & Gas Interests, or the condition thereof, after the Effective Time; and

(f)           The responsibility to properly plug, abandon and restore the Oil & Gas Interests, as provided in Section 7.2, the Environmental Obligations, as provided in Section 7.3, and all other obligations assumed by Purchaser under the terms of this Agreement.

Purchaser assumes full responsibility and liability for the Assumed Obligations without regard to whether the obligation (1) relates to an Oil & Gas Interest as to which Purchaser is not the operator or (2) relates to the period of time prior to the Effective Time or between the Effective Time and the Closing Date.

7.1.1        Retained Obligations:

Notwithstanding Section 7.1, Purchaser shall not assume or be responsible for and the Assumed Obligations shall not include, and Seller shall remain liable for (i)  responsibility for claims for personal injury or death, arising directly or indirectly from or incident to the use, occupation, ownership, operation or maintenance of the Oil & Gas Interests, or the condition thereof, to the extent that such claims arise from Seller’s ownership or operation of the Oil & Gas Interests prior to the Effective Time; (ii) responsibility for the exclusions from the Environmental Obligations described in Section 7.3.1; (iii) the liability of Seller under the suits and proceedings listed on Schedule 1 (Part G); (iv) any liability for which and to the extent that Seller is obligated to provide an indemnity under the Litigation Indemnification Agreement attached hereto as Exhibit 7, and (v) any liability for which and to the extent that Seller is obligated to provide an indemnity under Article 9.1(b)(v).

7.2           Plugging and Abandonment of Wells, Removal of Facilities:

Upon and after Closing, Purchaser assumes full responsibility and liability for all plugging, abandonment and restoration obligations with respect to the Oil & Gas Interests, regardless of whether such obligations relate or are attributable to the ownership or operation of the Oil & Gas Interests prior to or after the Effective Time, and including, but not limited to, the obligation to:

(i)
plug and abandon (or re-plug) any and all oil, gas or condensate wells and wellbore(s) (whether producing, not producing or abandoned or plugged prior to or after the Effective Time), water source, water injection and other injection and disposal wells and systems located on each Lease (or lands pooled with a Lease); and

(ii)	remove and dispose of all structures, equipment and facilities; and
(iii)	restore each Lease and wellsite(s) associated with the Oil & Gas Interests, including the surface, and subsurface; and
(iv)	cleanup and dispose of any equipment or materials contaminated with NORM or asbestos; and
(v)	perform all other obligations related to the foregoing that arise by contract, lease terms, applicable law or demands of governmental agencies;
all to be performed in a good and workmanlike manner and in accordance with lease obligations and the rules, regulations, and requirements of any governmental authority having jurisdiction thereof, and in accordance with all obligations, express or implied, in any contract assumed by Purchaser.  Purchaser agrees to pay all costs and expenses associated with any such plugging and abandoning, removal, or restoration.

7.3           Environmental Obligations:

In addition, except as provided in Sections 7.3.1, upon and after Closing, Purchaser assumes full responsibility and liability for the environmental condition of the Oil & Gas Interests (“Environmental Obligations”), including without limitation, claims arising out of the following circumstances, conditions, occurrences, events and activities on or related to the Oil & Gas Interests, regardless of whether occurring, or arising or resulting from any acts or omissions of Seller or any other person prior to the Effective Time or the condition of the Oil & Gas Interests when acquired:

(a)           Environmental pollution or contamination, including pollution or contamination of the soil, subsurface, groundwater or air by hydrocarbons, brine, hazardous wastes, hazardous substances, asbestos, NORM or otherwise;

(b)           Underground injection activities and waste disposal onsite;

(c)           Clean-up responses, and the cost of remediation, control, assessment or compliance with respect to surface, and subsurface pollution;

(d)           Disposal on or about the Oil & Gas Interests of any hazardous substances, wastes, materials, and products generated by or used in connection with the ownership or operation of the Oil & Gas Interests; and

(e)           Compliance or noncompliance with, or satisfaction of remedies provided under, any Environmental Law.

7.3.1.       Retained Obligations:

Purchaser's Environmental Obligations do not include, and Seller shall remain liable for the following:

(a)           Any civil or criminal fines or penalties that may be levied against Seller by any court or regulatory authority for any violation of any laws, rules or regulations in connection with the ownership or operation of the Oil & Gas Interests before the Effective Time; and

(b)           Transportation and disposal offsite from the Oil & Gas Interests before the Effective Time of any hazardous substances, wastes, or NORM generated by or used in connection with the ownership or operation of the Oil & Gas Interests before the Effective Time; and

(c)           Any claim by a third party, including any governmental agency, under Environmental Laws, that arose, accrued, and is attributable to the ownership or operation of the Oil & Gas Interest prior to the Effective Time, and which is asserted within eighteen (18) months of the Closing Date, based upon Environmental Laws as in effect as of the Effective Time, and where and to the extent that the amount claimed and paid exceeds Two Million Five Hundred and Fifty Thousand Dollars ($2,550,000.00).  It is agreed and understood, moreover, that this exclusion and Seller's indemnity obligations with respect to the same under this Agreement shall be limited only to claims against Purchaser by third parties, including governmental agencies, and as to each such claim, the Assumed Obligations include the first Two Million Five Hundred and Fifty Thousand Dollars ($2,550,000.00) of such claim.

SECTION 8 - DISCLAIMER OF WARRANTY

8.1           Sale “As Is” “Where Is”/ Release for Physical and Environmental Condition:

PURCHASER REPRESENTS THAT IT HAS INSPECTED OR HAS OR WILL BE GIVEN THE OPPORTUNITY TO INSPECT THE OIL & GAS INTERESTS AND AGREES TO ACCEPT AS OF THE EFFECTIVE TIME THE PHYSICAL AND ENVIRONMENTAL CONDITION OF SAME ON AN “AS IS-WHERE IS” BASIS SUBJECT TO THE TERMS OF THIS AGREEMENT. PURCHASER ACKNOWLEDGES ALSO THAT PHYSICAL CHANGES IN THE OIL & GAS INTERESTS OR ADJACENT LANDS MAY HAVE OCCURRED AS A CONSEQUENCE OF THE OIL AND GAS DRILLING, PRODUCTION AND RELATED OPERATIONS CONDUCTED ON THE LEASES.  THE OIL & GAS INTERESTS MAY CONTAIN UNPLUGGED OR IMPROPERLY PLUGGED WELLS, WELLBORES OR BURIED PIPELINES OR OTHER EQUIPMENT, THE LOCATIONS OF WHICH MAY NOT NOW BE KNOWN TO SELLER OR BE READILY APPARENT FROM A PHYSICAL INSPECTION OF THE PROPERTY.

PURCHASER RELEASES SELLER AND EACH MEMBER OF SELLER GROUP FROM ANY LIABILITY WITH RESPECT TO THE PHYSICAL AND ENVIRONMENTAL CONDITION OF THE OIL & GAS INTERESTS AS OF THE EFFECTIVE TIME, OTHER THAN AS MAY BE PROVIDED FOR UNDER THIS AGREEMENT, WHETHER OR NOT CAUSED BY OR ATTRIBUTABLE TO THE NEGLIGENCE, FAULT, OR STRICT LIABILITY OF SELLER OR ANY MEMBER OF SELLER GROUP, AND WHETHER OR NOT ARISING DURING THE PERIOD OF, OR FROM, OR IN CONNECTION WITH SELLER'S OWNERSHIP OF THE OIL & GAS INTERESTS OR USE OF THE PROPERTY DESCRIBED IN THE LEASES BEFORE OR AT THE EFFECTIVE TIME.  WITHOUT LIMITING THE ABOVE, PURCHASER WAIVES ANY RIGHT, EXCEPT TO THE EXTENT PROVIDED FOR IN THIS AGREEMENT, TO RECOVER FROM SELLER OR ANY MEMBER OF SELLER GROUP AND, EXCEPT TO THE EXTENT PROVIDED FOR IN THIS AGREEMENT,  FOREVER RELEASES AND DISCHARGES SELLER AND EACH MEMBER OF SELLER GROUP FROM ANY AND ALL DAMAGES, CLAIMS, LOSSES, LIABILITIES, PENALTIES, FINES, LIENS, JUDGMENTS, COSTS AND EXPENSES WHATSOEVER, (INCLUDING WITHOUT LIMITATION, ATTORNEYS' FEES AND COSTS), WHETHER DIRECT OR INDIRECT, KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, THAT MAY ARISE ON ACCOUNT OF OR IN ANY WAY BE CONNECTED WITH THE PHYSICAL CONDITION OF THE OIL & GAS INTERESTS AT THE EFFECTIVE TIME OR ANY LAW OR REGULATION APPLICABLE THERETO, INCLUDING WITHOUT LIMITATION, THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED (42 U.S.C. 9 9601 ET. SEQ.), THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 (42 U.S.C. 9 6901 ET. SEQ.), THE CLEAN WATER ACT (33 U.S.C. 99 466 ET. SEQ.), THE SAFE DRINKING WATER ACT (14 U.S.C. 9 1401-1450), THE HAZARDOUS MATERIALS TRANSPORTATION ACT (49 U.S.C. 9 7401 ET. SEQ.)  AS AMENDED, THE CLEAN AIR ACT AMENDMENTS OF 1990, AND ANY OTHER APPLICABLE FEDERAL, STATE OR LOCAL LAW, WHETHER OR NOT ARISING DURING THE PERIOD OF, OR FROM, OR IN CONNECTION WITH, SELLER'S OWNERSHIP OF THE OIL & GAS INTERESTS OR USE OF THE PROPERTY DESCRIBED IN THE LEASES AT OR PRIOR TO THE EFFECTIVE TIME, AND WHETHER OR NOT ATTRIBUTABLE TO THE STRICT LIABILITY OF SELLER OR ANY MEMBER OF SELLER GROUP OR TO THE SOLE, JOINT OR CONCURRENT, ACTIVE OR PASSIVE, NEGLIGENCE OF SELLER OR ANY MEMBER OF SELLER GROUP, EVEN IF CAUSED BY THE NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER OR ANY MEMBER OF SELLER GROUP PRIOR TO CLOSING.

8.2           DISCLAIMER REGARDING OIL & GAS INTERESTS:

PURCHASER ACKNOWLEDGES THAT, EXCEPT TO THE EXTENT PROVIDED FOR IN THIS AGREEMENT, NONE OF SELLER, ANY MEMBER OF SELLER GROUP, OR ANY PERSON ACTING ON BEHALF OF SELLER, HAS MADE, AND SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE CONDITION OF ANY IMMOVABLE PROPERTY, MOVABLE PROPERTY, EQUIPMENT, INVENTORY, MACHINERY, FIXTURES AND PERSONAL PROPERTY CONSTITUTING PART OF THE OIL & GAS INTERESTS (INCLUDING, WITHOUT LIMITATION, (a) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY (b) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (c) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (d) ANY RIGHTS OF PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, (e) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT, (f) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM REDHIBITORY VICES OR DEFECTS OR OTHER VICES OR DEFECTS, WHETHER KNOWN OR UNKNOWN, AND (g) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW NOW OR HEREAFTER IN EFFECT, IT BEING THE EXPRESS INTENTION OF SELLER AND PURCHASER THAT THE IMMOVABLE PROPERTY, MOVABLE PROPERTY, EQUIPMENT, INVENTORY, MACHINERY, FIXTURES AND PERSONAL PROPERTY SHALL BE CONVEYED TO PURCHASER AS IS AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR AND PURCHASER REPRESENTS TO SELLER THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS WITH RESPECT TO THE IMMOVABLE PROPERTY, MOVABLE PROPERTY, EQUIPMENT, INVENTORY, MACHINERY, FIXTURES AND PERSONAL PROPERTY AS PURCHASER DEEMS APPROPRIATE AND PURCHASER WILL ACCEPT THE IMMOVABLE PROPERTY, MOVABLE PROPERTY, EQUIPMENT, INVENTORY, MACHINERY, FIXTURES AND PERSONAL PROPERTY AS IS, IN THEIR PRESENT CONDITION AND STATE OF REPAIR.

8.3           DISCLAIMER REGARDING INFORMATION:

SELLER HEREBY EXPRESSLY NEGATES AND DISCLAIMS, AND PURCHASER HEREBY WAIVES, AND ACKNOWLEDGES THAT, EXCEPT AS PROVIDED FOR IN THIS AGREEMENT, NONE OF SELLER, ANY MEMBER OF SELLER GROUP, OR ANY PERSON ACTING ON BEHALF OF SELLER, HAS MADE, AND PURCHASER IS NOT RELYING UPON, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OR OTHER ASSURANCE RELATING TO (a) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR VERBAL) NOW, HERETOFORE, OR HEREAFTER FURNISHED TO PURCHASER BY OR ON BEHALF OF SELLER OR (b) PRODUCTION RATES, RECOMPLETION OPPORTUNITIES, DECLINE RATES, GEOLOGICAL OR GEOPHYSICAL DATA OR INTERPRETATIONS, THE QUALITY, QUANTITY, RECOVERABILITY OR COST OF RECOVERY OF ANY HYDROCARBON RESERVES, ANY PRODUCT PRICING ASSUMPTIONS, OR THE ABILITY TO SELL OR MARKET ANY HYDROCARBONS AFTER  CLOSING.

8.4           DISCLAIMER REGARDING ASBESTOS AND NORM:

PURCHASER ACKNOWLEDGES THAT SOME OILFIELD PRODUCTION EQUIPMENT INCLUDED WITHIN THE OIL & GAS INTERESTS MAY CONTAIN ASBESTOS AND/OR NATURALLY OCCURRING RADIOACTIVE MATERIAL (“NORM”).  PURCHASER SPECIFICALLY ACKNOWLDEDGES THAT NORM MAY AFFIX OR ATTACH ITSELF TO THE INSIDE OF WELLBORES, MATERIALS AND EQUIPMENT AS SCALE OR IN OTHER FORMS, AND THAT WELLS, MATERIALS AND EQUIPMENT INCLUDED WITHIN THE OIL & GAS INTERESTS AND/OR LOCATED ON A LEASE MAY CONTAIN NORM AND NORM-CONTAINING MATERIAL MAY HAVE BEEN DISPOSED OF ON OR OFF OF A LEASE.   PURCHASER UNDERSTANDS THAT, INASMUCH AS THE PRESENCE ASBESTOS AND/OR NORM MAY CONSTITUTE A HEALTH HAZARD, SPECIAL SAFETY AND HANDLING PROCEDURES MAY BE REQUIRED FOR THE REMOVAL AND DISPOSAL OF ASBESTOS AND NORM FROM THE OIL & GAS INTERESTS IF AND WHERE SUCH MAY BE FOUND.

8.5           DISCLAIMER AS TO TITLE TO OIL & GAS INTERESTS AND PIPELINES:

SELLER SHALL CONVEY SELLER’S INTERESTS IN AND TO THE OIL & GAS INTERESTS TO PURCHASER WITHOUT ANY WARRANTY OF TITLE, EXPRESS OR IMPLIED, EXCEPT AS TO CLAIMS BY, THROUGH AND UNDER SELLER BUT NOT OTHERWISE.  EXCEPT AS PROVIDED FOR IN THIS AGREEMENT, SELLER DOES NOT MAKE OR PROVIDE (AND SELLER HEREBY EXPRESSLY DISCLAIMS) AND PURCHASER HEREBY WAIVES ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, OR OTHER ASSURANCES CONCERNING THE DESCRIPTION OF THE OIL & GAS INTERESTS, WORKING INTERESTS OR NET REVENUE INTERESTS.

WITH RESPECT TO THE SURFACE LEASES, EASEMENTS, RIGHTS-OF-WAY AND PERMITS FOR ANY PIPELINES OR FACILITIES COMPRISING A PORTION OF THE OIL & GAS INTERESTS, SELLER EXPRESSLY DISCLAIMS AND PURCHASER HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT SELLER OWNS THE SURFACE LEASES, EASEMENTS, RIGHTS-OF-WAY AND PERMITS; THAT THEY ARE IN FORCE AND EFFECT; THAT THEY MAY BE ASSIGNED; THAT THEY ARE CONTINGUOUS; THAT THE PIPELINES LIE WITHIN THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; OR THAT THEY GRANT THE RIGHT TO LAY, MAINTAIN, REPAIR, REPLACE, OPERATE, CONSTRUCT OR REMOVE ANY PIPELINES.

8.6           CONSPICUOUSNESS:

PURCHASER ACKNOWLEDGES THAT THE DISCLAIMERS, WAIVERS AND RELEASES CONTAINED IN THIS SECTION 8 AND ELSEWHERE IN THIS AGREEMENT ARE CONSPICUOUS.

SECTION 9 - INDEMNIFICATION

9.1           Indemnification:

(a)           Purchaser shall except to the extent that a claim or matter is indemnified by Seller pursuant to Section 9.1(b), indemnify, defend and hold harmless Seller and each member of Seller Group from and against any and all claims, liabilities, losses, causes of actions, costs and expenses (including, without limitation, those involving theories of negligence or strict liability and including court costs and attorneys' fees) (“Losses”) asserted against, resulting from, imposed upon or incurred by Seller or such other persons entitled to indemnification under this Section 9.1(a) as a result of, or arising out of:
(i)           the breach (without regard to any qualification of materiality or Material Adverse Effect) of any of the representations or warranties, or any of the covenants or agreements of Purchaser contained in this Agreement;
(ii)          the Assumed Obligations;
(iii)         the provision by Seller or its Affiliates to Purchaser of any advice or services in connection with the transition of ownership or operation of the Oil & Gas Interests to Purchaser;
(iv)          any obligations for a brokerage or finder’s fee or commission incurred by Purchaser in connection with the transactions contemplated by this Agreement;
(v)           any violation of securities laws by Purchaser in connection with the Oil & Gas Interests, and any claim arising out of Purchaser’s dealings with its partners, investors, lender, assignees or other third parties in connection with the transactions evidenced by this Agreement;
(vi)          Purchaser’s ownership or operation of any portion of the Oil & Gas Interests that may be reconveyed or reassigned to Seller due to failure to obtain requisite consents or governmental approval;
(vii)         Purchaser’s Pre-Acquisition Review of the Oil & Gas Interests pursuant to Section 3.1; and
(viii)        the cost and expenses, including reasonable attorneys fees, of enforcing this Section 9.1(a).

THE INDEMNITIES PROVIDED ABOVE SHALL BE EFFECTIVE FOR LOSSES RESULTING FROM OR ARISING OUT OF THE INDEMNIFIED PARTY’S ACTUAL OR ALLEGED SOLE OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR FAULT.  However, the indemnities provided above do not extend to that portion of any claim that arises out of the willful misconduct or fraud of the indemnified party.

(b)           Subject to Section 9.1(c) of this Agreement, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates, and Purchaser's and such Affiliates’ directors, officers, employees, stockholders and agents, from and against all Losses asserted against, resulting from, imposed upon or incurred by Purchaser or such other persons entitled to indemnification under this Section 9.1(b) as a result of, or arising out of:
(i)           the breach (without regard to any qualification of materiality or Material Adverse Effect) of any of the representations or warranties, or any of the covenants or agreements of Seller contained in this Agreement;
(ii)          the Excluded Assets;
(iii)         the Retained Obligations;
(iv)          any obligations for a brokerage or finder’s fee or commission incurred by Seller in connection with the transactions contemplated by this Agreement;
(v)           any Non-Environmental Claim, arising from the ownership or operation of the Oil & Gas Interests prior to the Effective Time, to the extent that such claim is a claim for Losses incurred with respect to the period prior to the Effective Time, if such claim is first asserted within 36 months after the Closing Date; provided that Purchaser shall assume, without indemnification from Seller, the first $500,000 in aggregate of Losses attributable to such Non-Environmental Claims, and
(vi)          the cost and expenses, including reasonable attorneys’ fees, of enforcing this Section 9.1(b).

THE INDEMNITIES PROVIDED ABOVE SHALL BE EFFECTIVE FOR LOSSES RESULTING FROM OR ARISING OUT OF THE INDEMNIFIED PARTY’S ACTUAL OR ALLEGED SOLE OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR FAULT.  However, the indemnities provided above do not extend to that portion of any claim that arises out of the willful misconduct or fraud of the indemnified party.

The term “Non-Environmental Claim” shall mean any claim, demand, cause of action, suit, proceeding, action, or arbitration proceeding arising out of the ownership or operation of the Oil & Gas Interests and seeking damages or a remedy with respect the periods prior to the Effective Time, except for any claim, demand, cause of action, suit, proceeding, action or arbitration proceeding to enforce or in respect of any of the Environmental Obligations or any of the Retained Obligations described in Article 7.1.1, clauses (i), (ii), (iii) and (iv).  For the avoidance of doubt, with respect to sub-clause (v) above, Seller’s indemnification obligation for a Non-Environmental Claim seeking damages or remedies that are determined, directly or indirectly, with respect to royalty or other burden paid or expected to be paid on production during periods that are both prior to and after the Effective Time shall be limited to that portion of the Non-Environmental Claim that is allocable to production for periods prior to the Effective Time.

(c)           Notwithstanding anything to the contrary in this Agreement, the liability of Seller and Purchaser under this Agreement and any documents delivered in connection herewith or contemplated hereby shall be limited as follows:

(i)
Except for the special warranty of title as provided in paragraphs 3.4(f) and 4.3(a), which warranty is perpetual, the representations and warranties of the Parties set forth in this Agreement shall survive the Closing Date for a period of thirty-six (36) months and all representations and warranties of the Parties under this Agreement shall terminate thirty-six (36) months after the Closing Date; provided, however, that any such representation or warranty for which a written notice of claim specifying in reasonable detail the specific nature of the Losses and the estimated amount of such Losses (“Claim Notice”) delivered in good faith in compliance with the requirements of this 9.1(c) shall survive with respect only to the specific matter described in such Claim Notice until the earlier to occur of (A) the date on which a final non-appealable resolution of the matter described in such Claim Notice has been reached or (B) the date on which the matter described in such Claim Notice has otherwise reached final resolution.

(ii)
Notwithstanding anything to the contrary herein, in no event shall (i) Seller or Purchaser be liable to the other for punitive, exemplary, consequential, or special damages (except where such damages constitute part of a claim of a third party which is indemnified pursuant to the provisions of this Agreement); and (ii) Seller indemnify Purchaser, or be otherwise liable to Purchaser, for any Losses arising from a breach of a representation or warranty of Seller until Purchaser has suffered Losses in the aggregate in excess of a deductible in an amount equal to Two Million Five Hundred and Fifty Thousand Dollars ($2,550,000.00), after which point Seller will be obligated only to indemnify Purchaser from and against further Losses in excess of such deductible.

(iii)
No amount shall be recovered from any Party for the breach or untruth of any representations or warranties, of the other Party, or for any other matter, to the extent that the Party claiming a Loss as a result thereof had actual Knowledge of such breach, untruth or other matter at or prior to the Closing, nor shall Purchaser be entitled to rescission with respect to any such matter.

(d)           All claims for indemnification under this Agreement shall be asserted and resolved pursuant to this Section 9.1(d). Any person claiming indemnification hereunder is hereinafter referred to as the “Indemnified Party” and any person against whom such claims are asserted hereunder is hereinafter referred to as the “Indemnifying Party.” In the event that any Losses are asserted against or sought to be collected from an Indemnified Party by a third party, said Indemnified Party shall with reasonable promptness provide to the Indemnifying Party a Claim Notice. The Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to any such Losses if the Indemnified Party fails to notify the Indemnifying Party thereof in accordance with the provisions of this Agreement in reasonably sufficient time so that the Indemnifying Party's ability to defend against the Losses is not materially prejudiced. The Indemnifying Party shall have thirty (30) days from the personal delivery or receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether or not it disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such Losses and/or (ii) whether or not it desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Losses; provided, however, that any Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party (and of which it shall have given notice and opportunity to comment to the Indemnifying Party). In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such Losses, the Indemnifying Party shall have the right to defend all appropriate proceedings with counsel of its own choosing, which proceedings shall be promptly settled or prosecuted by them to a final conclusion. If the Indemnified Party desires to participate in, but not control, any such defense or settlement it may do so at its sole cost and expense. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Losses that the Indemnifying Party elects to contest or, if appropriate and related to the claim in question, in making any counterclaim against the person asserting the third party Losses, or any cross-complaint against any person. No claim may be settled or otherwise compromised without the prior written consent of the Indemnifying Party and no claim may be settled or compromised by the Indemnifying Party without the prior written consent of the Indemnified Party unless such settlement or compromise entails a full and unconditional release of the Indemnified Party without any admission or finding of fault or liability.

SECTION 10 – CASUALTY LOSS

10.1         Casualty Loss prior to Closing:

If, prior to the Closing, any substantial portion of the Oil & Gas Interests are materially damaged or destroyed by fire or other casualty (not including normal wear and tear, downhole mechanical failure or reservoir changes) or if any substantial portion of the Oil & Gas Interests are taken by condemnation or under the right of eminent domain (all of which are herein called “Casualty Loss” and are limited to property damage or taking only), Seller shall notify Purchaser promptly after Seller learns of such event. Seller shall have the right, but not the obligation, to cure a Casualty Loss that consists of property damage by repairing the affected Oil & Gas Interests no later than the Closing Date, all to Purchaser’s reasonable satisfaction. If any uncured Casualty Loss exists at the Closing, Purchaser shall proceed to purchase the Oil & Gas Interests affected thereby, and upon receipt of the Purchase Price, Seller shall pay to Purchaser all sums paid to Seller by third parties by reason of the damage or taking of such Oil & Gas Interests, and to the extent Seller is not contractually prohibited from doing so, Seller shall assign, transfer and set over unto Purchaser all of the right, title and interest of Seller in and to any claims, unpaid proceeds or other payments from third parties arising out of such damage or taking. Notwithstanding the foregoing, if the aggregate reduction in the value of the Oil & Gas Interests on account of such uncured Casualty Loss exceeds Two Million Five Hundred and Fifty Thousand Dollars ($2,550,000.00), either Purchaser or Seller shall have the right to terminate this Agreement by so notifying the other Party in writing prior to Closing. Upon termination, Seller shall return the Performance Deposit to Purchaser, plus Accrued Interest.  SELLER DISCLAIMS ANY REPRESENTATION OR WARRANTY AS TO THE EXISTENCE OF INSURANCE COVERING CASUALTY LOSS TO THE OIL & GAS INTERESTS, AND DISCLAIMS ANY OBLIGATION, COVENANT OR DUTY TO PURCHASER TO ASSERT OR PURSUE ANY CLAIM AGAINST ANY INSURER OR OTHER PERSON FOR CASUALTY LOSS TO THE OIL & GAS INTERESTS.

10.2         Limitation:

Anything in this Agreement to the contrary notwithstanding, Purchaser’s recourse with respect to a Casualty Loss shall be limited to the proceeds of Seller’s casualty insurance coverage actually recovered by Seller in respect thereof or other sums paid to Seller by third parties (or an assignment of claims related thereto), payable to Purchaser only upon or after the Closing of the transactions contemplated herein.  Seller shall have no other liability or responsibility to Purchaser with respect to a Casualty Loss, even if such Casualty Loss shall have resulted from or shall have arisen out of the sole or concurrent negligence, fault, breach of statute or willful misconduct of Seller or any member of Seller Group.

SECTION 11 - ADMINISTRATIVE PROVISIONS

11.1         Expenses of Sale:

Except as otherwise specifically provided herein, each Party to this Agreement shall pay its own expenses (including without limitation, the fees and expenses of their respective agents, representatives, counsel and accountants) with respect to the negotiation, execution and the delivery of this Agreement and the consummation of the transactions under this Agreement.

11.2         Third Party Rights:

Except as to those indemnity obligations owed to the indemnified entities or persons listed in Section 9.1(a) or 9.1(b), and the indemnity, release and waiver provisions in this Agreement in favor of the Seller Group, notwithstanding any other provision of this Agreement, this Agreement shall not create benefits on behalf of any person who is not a Party to this Agreement (including without limitation, any broker or finder, creditor or other person), and this Agreement shall be effective only as between the Parties hereto, their successors and permitted assigns.

11.3         Further Actions:

Purchaser and Seller further agree that each will, from time to time and upon reasonable request, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments, and take such other action as may be necessary, or advisable, to carry out their obligations under this Agreement.

11.4         Assignment:

11.4.1      Assignment of Agreement:

Except as provided in Section 2.6, neither Party shall assign this Agreement or any of its rights or obligations under this Agreement prior to Closing without obtaining the prior written consent of the other Party, and any purported assignment by any Party without the prior written consent of the other Party shall be void.

11.4.2      Further Assignment of Oil & Gas Interests:

 Purchaser may assign its rights under this Agreement to its assignee of any of the Oil & Gas Interests; however, (i) this Agreement shall remain in effect between Purchaser and Seller regardless of such assignment; and (ii) Purchaser shall require its successors and assigns to expressly assume the Assumed Obligations and all of its other duties, responsibilities and obligations under this Agreement, to the extent related or applicable to the Oil & Gas Interests or the portion thereof acquired by them, but such assumption shall not release Purchaser from any such Assumed Obligation or other duty, responsibility or obligation.

11.5         Notices:

Any notice provided or permitted to be given under this Agreement shall be in writing, and may be sent by personal delivery, facsimile machine or by depositing same in the United States Mail, addressed to the Party to be notified, postage prepaid, and registered or certified with a return receipt requested.  Notices deposited in the mail in the manner hereinabove described shall be deemed to have been given and received upon the date of delivery as shown on the return receipt (or upon the date of attempted delivery where delivery is refused).  Notice served in any other manner shall be deemed to have been given and received only if and when actually received by the addressee (confirmation of such receipt by confirmed facsimile transmission being deemed receipt of communications sent by telecopy or other facsimile means), and when delivered and receipted for, if hand-delivered, sent by express courier or delivery service.  For purposes of notice, the addresses of the Parties shall be as follows:

EXPRESS MAIL                                                                                        REGULAR MAIL

SWEPI LP                                                                             SWEPI LP
Contracts & Joint Ventures                                                                       Contracts & Joint Ventures,
Attn:  B.D. Griffin, Manager                                                                      Attn : B.D. Griffin, Manager
200 N. Dairy Ashford                                                                                 P.O. Box 576
Houston, TX 77079                                                                                    Houston, TX 77001

Telephone -  (281) 544-3027
Facsimile  -  (281) 544-2619

Purchaser

COMSTOCK OIL & GAS, LP
Attn:  D. Dale Gillette
5300 Town and Country Blvd., Suite 500
Frisco, Texas 75034

Telephone - (972) 668-8880
Facsimile  - (972) 668-8882

or at such other address and number as either Party shall have previously designated by written notice given to the other Party in the manner hereinabove set forth.

11.6         Public Announcements:

The Parties agree that prior to Purchaser making any public announcement or statement with respect to the transaction contemplated by this Agreement, Purchaser shall obtain the written approval of Seller to the text of such announcement or statement, which approval may be withheld for any reason.  Nothing contained in this Section shall be construed to require either Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any state or federal governmental authority or agency, to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction, or necessary to comply with disclosure requirements of applicable securities laws or any applicable stock exchanges; provided that a Party required to make such a disclosure shall use reasonable efforts to consult with the other Party prior to making such disclosure.

11.7         Time Limits:

Time is of the essence in this Agreement and all time limits shall be strictly construed and enforced. Subject to the foregoing, however, the failure or delay of any Party in the enforcement of the rights granted under this Agreement shall not constitute a waiver of said rights nor shall it be considered as a basis for estoppel.  Except as otherwise limited by the time limits contained in this Agreement, such Party may exercise its rights under this Agreement despite any delay or failure to enforce the rights when the right or obligation arose.

11.8         Compliance with Laws & Regulations:

This Agreement, and all operations conducted by the Parties pursuant to this Agreement, are expressly subject to and shall comply with all laws, orders, rules and regulations of any federal, state or local governmental authority having jurisdiction. No Party shall suffer a forfeiture or be liable in damages for failure to comply with any of the provisions of this Agreement if such compliance is prevented by or if such failure results from compliance with any applicable law, order, rule or regulation.

11.9         Applicable Law:

The provisions of this Agreement and the relationship of the Parties shall be governed and interpreted according to the laws of the State of Texas without giving effect to principles of conflicts of laws.

11.9.1      DTPA Waiver:

PURCHASER HEREBY REPRESENTS AND ACKNOWLEDGES THAT IT IS A “BUSINESS CONSUMER” FOR THE PURPOSES OF THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT (SUBCHAPTER E OF CHAPTER 17 OF THE TEXAS BUSINESS AND COMMERCE CODE (THE “TEXAS DTPA”)), AND THAT IT HAS ASSETS OF $25,000,000 OR MORE ACCORDING TO ITS MOST RECENT FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OR IS OWNED BY AN ENTITY THAT HAS ASSETS OF MORE THAN $25,000,000, AND THAT THEREFORE IT IS NOT A “CONSUMER” FOR PURPOSES OF THE TEXAS DTPA, THAT IT HAS BEEN REPRESENTED BY LEGAL COUNSEL OF ITS CHOICE IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND THAT IT IS NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION WITH RESPECT TO THE PARTIES TO AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  PURCHASER HEREBY WAIVES THE PROVISIONS OF THE TEXAS DTPA, TO THE EXTENT ANY SUCH PROVISION MAY BE APPLICABLE, AND OF ANY OTHER APPLICABLE DECEPTIVE TRADE PRACTICES OR CONSUMER PROTECTION LEGISLATION OF ANY JURISDICTION, EXCEPT THAT PURCHASER DOES NOT WAIVE ANY PROVISION FOR WHICH, BY EXPRESS PROVISION OF LAW, A WAIVER BY PURCHASER CANNOT BE EFFECTIVE

11.10       Arbitration:

Except as provided in Section 6.1.1, any controversy or claim, whether based on contract, tort, statute or other legal or equitable theory (including but not limited to any claim of fraud, misrepresentation or fraudulent inducement or any question of validity or effect of this agreement including this clause) arising out of or related to this Agreement (including any amendments or extensions), or the breach or termination thereof (a “Dispute”) shall be settled by consultation between the Parties initiated by written notice of the Dispute to the other Party.  In the event such consultation does not settle the Dispute within (30) days after receipt of the written notice of such Dispute, the Dispute shall be settled by binding arbitration in accordance with the then current CPR Institute for Dispute Resolution (“CPR”) Rules for Non-Administered Arbitration of Business Disputes, (the “Rules”), and this provision.  The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C 1-16, to the exclusion of any provision of state law inconsistent therewith or which would produce a different result, and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction.

The arbitration shall be held in Houston, Texas.

There shall be one arbitrator mutually agreeable to the Parties.  In the event the Parties cannot agree on an arbitrator, the arbitrator shall be selected in accordance with the Rules.

The arbitrator shall determine the claims of the Parties that are the subject of the Dispute and render a final award in accordance with the substantive law of the State of Texas, excluding the conflicts provisions of such law.  The arbitrator shall set forth the reasons for the award in writing.  All statutes of limitations and defenses based upon passage of time applicable to any claim that is part of the Dispute (including any counterclaim or setoff) shall be interrupted by the filing of the arbitration and suspended while the arbitration is pending.

The obligation to arbitrate any Dispute shall extend to the successors, assigns and third Party beneficiaries of the parties.  The Parties shall use their best efforts to cause the obligation to arbitrate any Dispute to extend to any officer, director, employee, shareholder, agent, trustee, affiliate, or subsidiary.  The terms hereof shall not limit any obligations of a Party to defend, indemnify, or hold harmless another Party against court proceedings or other Losses incurred thereby pursuant to the terms of this Agreement.

The arbitrator shall order the Parties to promptly exchange copies of all exhibits and witness lists, and, if requested by a Party, to produce other relevant documents, to answer interrogatories, to respond to requests for admissions (which shall be deemed admitted if not denied) and to produce for deposition and, if requested, at the hearing all witnesses that such Party has listed and all other persons within such Party's control.  Any additional discovery shall only occur by agreement of the Parties or as ordered by the arbitrator upon finding good cause.  The arbitration proceeding will be conducted on a confidential basis.

Each Party shall bear its own costs, expenses and attorney's fees; provided that if court proceedings to stay litigation or compel arbitration are necessary, the Party who unsuccessfully opposes such proceedings shall pay all reasonable associated costs, expenses, and attorney's fees in connection with such court proceeding.  The cost of the arbitrator shall be shared equally by the Parties.

In order to prevent irreparable harm, the arbitrator shall have the power to grant temporary or permanent injunctive or other equitable relief. Prior to the appointment of an arbitrator a Party may, notwithstanding any other provision of this Agreement, seek temporary injunctive relief from any court of competent jurisdiction; provided that the Party seeking such relief shall (if arbitration has not already been commenced) simultaneously commence arbitration.  Such court ordered relief shall not continue more than 10 days after the appointment of the arbitrator and in no event for longer than 60 days.

11.11       Severance of Invalid Provisions:

In case of a conflict between the provisions of this Agreement and the provisions of any applicable laws or regulations, the provisions of the laws or regulations shall govern over the provisions of this Agreement. If, for any reason and for so long as, any clause or provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid, unenforceable or unconscionable under any present or future law (or interpretation thereof), the remainder of this Agreement shall not be affected by such illegality or invalidity. Any such invalid provision shall be deemed severed from this Agreement as if this Agreement had been executed with the invalid provision eliminated.

11.12       Construction & Interpretation:

The interpretation and construction of the terms of this Agreement will be governed by the following conventions:

11.12.1    Headings for Convenience:

Except for the definition headings, all the table of contents, captions, numbering sequences, paragraph headings and punctuation used in this Agreement are inserted for convenience only and shall in no way define, limit or describe the scope or intent of this Agreement or any part thereof, nor have any legal effect other than to aid a reasonable interpretation of this Agreement.

11.12.2    Gender & Number:

The use of pronouns in whatever gender or number shall be deemed to be a proper reference to the Parties to this Agreement though the Parties may be individuals, business entities or groups thereof.  Any necessary grammatical changes required to make the provisions of this Agreement refer to the correct gender or number shall in all instances be assumed as though each case was fully expressed.

11.12.3    Independent Representation:

Each Party has had the benefit of independent legal representation with respect to the subject matter of this Agreement. This Agreement, though drawn by one Party, shall be construed fairly and reasonably and not more strictly against one Party than another.

11.12.4    Section References:

Unless otherwise stated, references in this Agreement to sections or subsections are references to the sections or subsections of this Agreement.

11.13       Integrated Agreement:

This Agreement, and the Exhibits and Schedules attached and incorporated herein, and the instruments delivered at or in connection with the Closing hereunder contains the final and entire agreement of the Parties with respect to the subject matter of this contract.  There are no representations, warranties or promises, oral or written, between the Parties other than those included in this Agreement or in any such Closing document.  Upon execution of this Agreement by all Parties, this Agreement shall supersede and replace all previous negotiations, understandings or promises, whether written or oral, relative to the subject of this Agreement.  Each of the Parties acknowledges that no other Party has made any promise, representation or warranty that is not expressly stated in this Agreement or in any Closing document.  This Agreement shall not be modified or changed (nor any provision of this Agreement waived) except by a written amendment signed by all the Parties.  This Agreement is entire as to all the performances to be rendered under it, and breach of any provision shall constitute a breach of the entire Agreement.  A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a Party's rights under this Agreement at any time to enforce strict compliance thereafter with any other term or condition of this Agreement.

11.14       Binding Effect:

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

11.15       Multiple Counterparts:

This Agreement may be executed by signing the original or a counterpart hereof.  If this Agreement is executed in multiple counterparts, each counterpart shall be deemed an original, and all of which when taken together shall constitute but one and the same agreement with the same effect as if all Parties had signed the same instrument.

11.16       Fair Notice Disclosure Statement:

PURCHASER'S ATTENTION IS DIRECTED TO CERTAIN PROVISIONS OF THIS AGREEMENT THAT REQUIRE PURCHASER TO DEFEND, INDEMNIFY AND HOLD SELLER HARMLESS IRRESPECTIVE OF THE STRICT LIABILITY OF SELLER OR THE SOLE, JOINT OR CONCURRENT, ACTIVE OR PASSIVE, NEGLIGENCE OF SELLER.

IN WITNESS WHEREOF, the Parties have executed the Agreement as of the date first above written.

                                SWEPI LP

                                By:  /s/ B.D. GRIFFIN
                                Printed Name: B.D. Griffin
                                Title: Attorney In Fact

                                COMSTOCK OIL & GAS, LP
                                By:     Comstock Oil & Gas GP, LLC
                                    Its General Partner
                                                                                                    By:  Comstock Resources, Inc.
                                          Its Sole Member

                                By:   /s/ M. JAY ALLISON
                                   M. Jay Allison, President and
                                   Chief Executive Officer